SCHEDULE 14A
(Rule 14A-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the
Securities
Exchange Act of 1934
(Amendment No.   )

Filed by the Registrant   ☒

Filed by a Party other than the Registrant   ☐

Check the appropriate box:
☐ Preliminary Proxy Statement   ☐ **Confidential, for Use of the Commission Only**
                                                          (as permitted by Rule 14a-6(e)(2))

☒ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12.

MANOR CARE, INC.
(Name of Registrant as Specified in its Charter)

XXXXXXXXXXXXXXXX
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
☒ No fee required.
☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

     (1) Title of each class of securities to which transaction applies: —————————————

     (2) Aggregate number of securities to which transaction applies: —————————————

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11
         (Set forth the amount on which the filing fee is calculated and state how it was determined): ————

     (4) Proposed maximum aggregate value of transaction: —————————————

     (5) Total fee paid: —————————————

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the
   filing for which the offsetting fee was paid previously. Identify the previous filing by registration
   statement number, or the Form or Schedule and the date of its filing.

     (1) Amount Previously Paid: —————————————

     (2) Form, Schedule or Registration Statement No.: —————————————

     (3) Filing Party: —————————————

     (4) Date Filed: —————————————

ManorCare

Manor Care, Inc.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
and
PROXY STATEMENT

MEETING DATE
MAY 8, 2001

YOUR VOTE IS IMPORTANT!
Please mark, date and sign the enclosed proxy card
and promptly return it to us in the enclosed envelope.

ManorCare

Manor Care, Inc.

Notice of Annual Meeting of Stockholders
May 8, 2001

Manor Care, Inc. will hold its annual meeting of stockholders on Tuesday, May 8, 2001 at 2:00 p.m. in the auditorium of One SeaGate, Toledo, Ohio. At the meeting, we will:

- Elect three directors for three-year terms, or until their successors are elected and qualified;

- Vote on proposed amendments to the Amended Stock Option Plan for Key Employees;

- Vote on the proposed Equity Incentive Plan;

- Vote on the selection of Ernst & Young LLP as our independent public accountants for 2001; and

- Consider any other business properly presented at the meeting.

Only stockholders of record at the close of business on March 15, 2001 will be entitled to notice of and to vote at this meeting.

By Order of the Board of Directors,

R. Jeffrey Bixler
Secretary

April 6, 2001

****

Whether or not you plan to attend the annual meeting of stockholders in person, please mark, date and sign the accompanying proxy and promptly return it in the enclosed envelope to ensure your representation and the presence of a quorum at the annual meeting. If you attend the meeting, you may vote your shares in person, even though you have previously signed and returned your proxy.

MANOR CARE, INC.
333 N. Summit St.
Toledo, Ohio 43604

PROXY STATEMENT

This proxy statement and the accompanying proxy card are being mailed to our stockholders in connection with the solicitation of proxies by our Board of Directors for the 2001 annual meeting of stockholders to be held on Tuesday, May 8, 2001, beginning at 2:00 p.m., at One SeaGate, Toledo, Ohio, in the auditorium adjacent to the lobby, and any adjournment or postponement thereof. The mailing commenced on or about April 6, 2001.

What information does this document contain?

This proxy statement describes the items to be voted on by our stockholders at the annual meeting, the voting process, the compensation of our directors and most highly paid executive officers, and certain other required information. We are sending a copy of our 2000 Annual Report to you at the same time as this statement.

Who can vote?

You can vote if you were a stockholder at the close of business on the record date, March 15, 2001. We had 103,039,664 shares of common stock outstanding on March 15, 2001.

What am I voting on?

You are voting on:

- Election of three directors for three-year terms.
- Proposed amendments to the Amended Stock Option Plan for Key Employees.
- The proposed Equity Incentive Plan.
- The selection of our independent public accountants for 2001.
- Any other business properly presented at the meeting.

How do I vote?

If you hold your shares directly in your own name, you are a "stockholder of record". This means you can vote in person at the meeting or you can complete and submit a proxy card by mail.

If you hold your shares indirectly in the name of a bank, broker or other nominee, these proxy materials are being forwarded to you by your nominee with instructions describing how to vote your shares.

What is a "quorum"?

A quorum is the number of shares that must be present to have the annual meeting. The quorum requirement for the annual meeting is a majority of the outstanding shares as of the record date, present in person or represented by proxy. If you submit a valid proxy card or attend the annual meeting, your shares will be counted to determine whether there is a quorum. Abstentions and broker non-votes count toward the quorum. A "broker non-vote" occurs when a nominee (such as a bank or broker) holding shares for a beneficial owner does not have discretionary voting power and does not receive voting instructions from the beneficial owner before the meeting.

1

Will broker non-votes or abstentions affect the voting results?

Although abstentions and broker non-votes count for quorum purposes, they do not count as votes for or against a proposal and will not affect the voting results.

How do I vote my 401(k) shares?

If you hold shares through the Health Care and Retirement Corporation Stock Purchase and Retirement Savings Plan (SPARS), you will receive a separate proxy card. Use this separate proxy card to instruct the plan trustee how to vote the shares allocated to your plan account. If you do not return this separate proxy card (or you submit it with an unclear voting designation, or with no voting designation at all), then the plan trustee will vote the shares in your account the same way as the majority of the other 401(k) plan participants voted their shares. The common stock outstanding on the record date included 607,036 shares held by the SPARS trustee. The Manor Care, Inc. Retirement Savings and Investment Plan and the Manor Care, Inc. Nonqualified Retirement Savings and Investment Plan trustees have the exclusive right to vote shares held in these plans.

Can I change my vote after I return my proxy card?

Yes, you can revoke your proxy card by:

- Submitting a new proxy card;
- Giving written notice to us before the meeting that you are revoking your proxy card; or
- Attending the meeting and voting your shares in person.

If you hold your shares indirectly in the name of a bank, broker or other nominee, the revocation must be done by your nominee in one of the first two ways described above.

Who counts the votes?

Our transfer agent, Computershare Investor Services, LLC, tabulates the votes and acts as inspector of the election.

Is my vote confidential?

Yes. All proxy cards and vote tabulations identifying individual stockholders are handled in a manner that protects your voting privacy.

What vote is required to approve each item?

Election of Directors. Election of a director requires the affirmative vote of a plurality of the shares represented in person or by proxy and entitled to vote on the election of directors. If you withhold authority to vote for all or certain nominees, your proxy will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum.

Other Items. Approval of any other item requires the affirmative vote of a majority of the shares represented in person or by proxy and entitled to vote on the item.

Can I attend the meeting in person?

Yes. If you were a stockholder of record at the close of business on March 15, 2001, you or your designated proxy may attend the meeting. We may ask that you or your proxy present valid identification upon admission.

Item 1 — Election of Directors

Item 1 is the election of three directors to the Board of Directors. Our Board of Directors is divided into three classes. Directors hold office for staggered terms of three years. One of the three classes is elected each year to succeed the directors whose terms are expiring. The terms of the current members of Class I, Stewart Bainum, Jr., William H. Longfield and Paul A. Ormond, expire at the 2001 annual meeting. They have each been nominated to serve another term in Class I expiring in 2004. The directors in Class II are serving terms that expire in 2002, and the directors in Class III are serving terms that expire in 2003.

The Board of Directors expects all nominees named above to be available for election. The proxies will vote your shares to elect these three nominees unless you withheld their authority to do so on the accompanying proxy card. In case any nominee is not available, the proxies can vote your shares for a substitute nominee designated by the Board of Directors, or the vacancy will be filled in accordance with our by-laws.

Information as to each Class I nominee and as to directors continuing in Class II and Class III follows.

The Board of Directors unanimously recommends a vote <u>FOR</u> each nominee.

2001 Nominees for Director: Class I — Term Expiring at the 2001 Annual Meeting of Stockholders

Stewart Bainum, Jr., age 55, has been Chairman of the Board and one of our directors since September 1998. From March 1987 to September 1998, he was Chairman of the Board and Chief Executive Officer of the former Manor Care, Inc., now one of our subsidiaries known as Manor Care of America, Inc. (MCA), and President of MCA from June 1989 to September 1998. Mr. Bainum, Jr. was Vice Chairman of MCA from June 1982 to March 1987. He is a director and Chairman of Choice Hotels International, Inc. as well as Sunburst Hospitality Corporation.

William H. Longfield, age 62, has been one of our directors since September 1998. He was a director of MCA from 1989 to September 1998. He has been Chairman and Chief Executive Officer of C.R. Bard, Inc. since September 1995 and was President and Chief Executive Officer from June 1994 to September 1995. Mr. Longfield was President and Chief Operating Officer of C.R. Bard, Inc. from September 1991 to June 1994. Mr. Longfield is a member of our Compensation and Governance Committees. He is a director of C.R. Bard, Inc.; Horizon Health Corporation; and West Pharmaceutical Services, Inc.

Paul A. Ormond, age 51, has been our President and Chief Executive Officer since August 1991. He was Chairman of the Board from August 1991 until September 1998. Mr. Ormond is a director of National City Corporation.

Continuing Directors: Class II — Term Expiring at the 2002 Annual Meeting of Stockholders

Joseph H. Lemieux, age 70, has been one of our directors since August 1991. Mr. Lemieux has been Chief Executive Officer of Owens-Illinois, Inc., since September 1990. Mr. Lemieux has been a member of the Owens-Illinois Board of Directors since July 1984 and Chairman of that Board since September 1991. He is a member our Compensation and Governance Committees.

John T. Schwieters, age 61, has been one of our directors since April 2000. Mr. Schwieters has been Vice Chairman of Perseus, LLC since March 2000. He was managing partner of Arthur Andersen's Mid-Atlantic Market Circle and a member of the U.S. Leadership Team from 1989 to March 2000. Mr. Schwieters is a member of our Audit and Governance Committees. He is Vice Chairman of the Greater Washington Research Center, a trustee of Trinity College and a member of the advisory board of George Washington University Law School.

Gail R. Wilensky, Ph.D., age 57, has been one of our directors since September 1998. Since January 1993, Ms. Wilensky has been a Senior Fellow at Project Hope, a not-for-profit international health education foundation. From March 1992 to January 1993, she was Deputy Assistant to President Bush for Policy Development, advising the President on health and welfare issues. From January 1990 to March 1992, Ms. Wilensky was Administrator of the Health Care Financing Administration in the Department of Health and Human Services, directing the Medicare and Medicaid programs. Ms. Wilensky is currently Chairperson of the Medicare Payment Advisory Commission and has also served as a member and chairperson of the Physician Payment Review Commission and the Health Advisory Committee of the General Accounting Office. She is a member of our Audit Committee. Ms. Wilensky is also a director of Advanced Tissue Sciences, Inc.; Quest Diagnostics Incorporated; Shared Medical Systems Corporation; St. Jude Medical, Inc.; Syncor International Corporation; and United HealthCare Corporation.

Continuing Directors: Class III — Term Expiring at the 2003 Annual Meeting of Stockholders

Frederick V. Malek, age 64, has been one of our directors since February 1999. He served as a director of MCA from 1990 to September 1998. Mr. Malek has been Chairman of Thayer Capital Partners since January 1993. He was Campaign Manager of the Bush-Quayle '92 Campaign from December 1991 to December 1992. Mr. Malek was President and Vice Chairman of Northwest Airlines from late 1989 through 1991. He is a member of our Compensation Committee. Mr. Malek is also a director of Aegis Communications Co.; American Management Systems, Inc.; Automatic Data Processing, Inc.; CB Richard Ellis; FPL Group; Global Vacation Group; Northwest Airlines; Paine Webber Mutual Funds; and Saga Systems, Inc.

Robert G. Siefers, age 55, has been one of our directors since February 1992. Since October 1997, Mr. Siefers has been Vice Chairman of National City Corporation, Cleveland, Ohio. From February 1991 until October 1997, Mr. Siefers was Executive Vice President and Chief Financial Officer of National City Corporation. He is also a director of National Processing Co., a publicly traded affiliate of National City Corporation.

M. Keith Weikel, age 63, has been our Senior Executive Vice President and Chief Operating Officer since August 1991 and one of our directors since February 1992.

Thomas L. Young, age 57, has been one of our directors since August 1991. He is Executive Vice President and General Counsel of Owens-Illinois, Inc., a position he has held since April 1992. He is a member of our Audit, Compensation and Governance Committees. Mr. Young is also a director of Owens-Illinois, Inc.

Compensation of Directors

During 2000, we paid an annual fee of $20,000 for service on the Board by each non-management director. In addition, we paid a fee of $1,000 per meeting to non-management directors for attendance at Board meetings, and $500 per meeting for attendance at a Board committee meeting. We paid such fees in

4

cash quarterly unless deferred under the Deferred Compensation Plan for Outside Directors. Management directors do not receive additional compensation for service on the Board of Directors.

We have adopted, with stockholder approval, a Stock Option Plan for Outside Directors, known as the Outside Directors Plan. Under the terms of the Outside Directors Plan, each non-management director receives an option to purchase 9,000 shares of common stock upon election to the Board and, after completing one year of service, an additional option to purchase 9,000 shares of common stock on the business day immediately following each annual stockholders' meeting for so long as such person continues to serve as a director. The per share exercise price of each option is the fair market value of a share of common stock on the date of grant. Options granted under this plan are immediately exercisable. During 2000, Messrs. Bainum, Jr., Lemieux, Longfield, Malek, Schwieters, Siefers and Young and Ms. Wilensky each received option grants under the terms of the Outside Directors Plan.

Board Meetings and Committees of the Board

The Board of Directors met nine times during 2000. Each director attended more than 75 percent of the total number of meetings of the Board and the committees on which each served except Ms. Wilensky. The Board of Directors currently has Audit, Compensation and Governance committees.

The Audit Committee's functions and its major activities during fiscal year 2000 are described below in the *Audit Committee Report*. During the year, the Board examined the composition of the Audit Committee in light of the New York Stock Exchange's newly adopted rules governing audit committees and confirmed that all members of the Audit Committee are "independent" within the meaning of NYSE's new rules. The Board also approved the Audit Committee Charter, a copy of which is included as *Appendix A*. The Committee consists of Ms. Wilensky and Messrs. Schwieters and Young.

The Compensation Committee of the Board of Directors consists of directors who are not our officers or employees and are not eligible to participate in any of our executive compensation programs. This Committee administers and regularly evaluates our executive compensation program to ensure it is appropriate in the context of our business and competitive with the compensation practices of other companies. From time to time, the Committee seeks the advice of independent experts in evaluating plan design, compensation levels and administration. Each year the Compensation Committee reviews and approves salaries for our executive officers. The Committee also administers the Amended Stock Option Plan for Key Employees, the Amended Restricted Stock Plan and certain other incentive compensation plans covering executive officers. During 2000, the Compensation Committee met formally on three occasions, conferred by telephone conference frequently and acted by written consent as necessary. The Committee consists of Messrs. Lemieux, Longfield, Malek and Young.

The Governance Committee was created in November 2000 and met on one occasion in 2000. The Governance Committee: reviews the structure and operating practices of the Board of Directors and recommends changes; solicits Board of Director candidate recommendations; develops and reviews Board candidate background information; recommends candidates for Board vacancies; recommends candidates for Chairman and committee assignments; and evaluates Board, Chairman and Chief Executive Officer effectiveness. The Governance Committee consists of Messrs. Lemieux, Longfield, Schwieters and Young.

Certain Relationships and Related Transactions

During 2000, National City Corporation and certain of its subsidiaries provided us and certain of our officers with commercial banking, private banking and trust services. Mr. Ormond was a director of National City Corporation and Mr. Siefers was an executive officer of that company during 2000. In addition, we have entered into a non-competition agreement with Mr. Bainum, Jr. pursuant to which Mr. Bainum, Jr. is prohibited from engaging in certain competitive activity as described in the non-competition agreement until June 9, 2001.

Audit Committee Report

The Audit Committee consists of three independent directors appointed by the Board of Directors. The Committee operates under a written charter first adopted and approved by the Board in May 2000. A copy of the Audit Committee Charter is attached to this Proxy Statement as *Appendix A*.

Among other activities, the Committee reviews our company's financial reporting process on behalf of the Board. In this context, management prepares our company's financial statements and oversees our financial reporting process including our system of internal controls. Our independent auditors perform independent audits of our company's consolidated financial statements in accordance with generally accepted auditing standards and issue a report and an opinion with respect to such statements.

In fulfilling its responsibilities, the Committee met formally on four occasions during 2000 and conferred by telephone conference on other occasions as necessary. The Committee met and held discussions with management, our independent auditors, our internal auditors and others. Management represented to the Committee that our company's consolidated financial statements were prepared in accordance with generally accepted accounting principles and the Committee reviewed and discussed the audited financial statements with management and our independent auditors. The Committee discussed with our independent auditors the matters required to be discussed by the Statement on Auditing Standards No. 61 (Communication With Audit Committees).

The Committee also discussed with our internal and independent auditors the overall scope and plans for their respective audits. The Committee meets periodically with our internal and independent auditors, with and without management present, to discuss the results of their examinations, the evaluation of our company's internal controls and the overall quality of our company's financial reporting.

In addition, the Committee discussed with our independent auditors such auditors' independence from our company and its management, including the matters contained in written disclosures to the Committee as required by the Independence Standards Board Standard No. 1, and has considered the compatibility of nonaudit services with the auditors' independence.

In reliance on the reviews and discussions referenced above and the report of the independent auditors including the independent auditors opinion with respect to the audited financials, the Committee recommended to the Board that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2000 filed with the Securities and Exchange Commission. The Committee also recommended to the Board, subject to stockholder approval, the selection of the company's independent auditors for 2001.

> The Audit Committee:
> Thomas L. Young, Chairman
> John T. Schwieters
> Gail R. Wilensky

Security Ownership of Certain Management and Beneficial Owners

Security Ownership of Management

The following table shows, as of March 15, 2001, information concerning beneficial ownership of shares of our common stock by our directors individually, the persons named in the *Summary Compensation Table* and our executive officers and directors as a group. Except as indicated by the notes to the table, the holders listed below have sole voting and investment power over the shares beneficially owned by them.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)(2)(3)	Percent of Class
Common Stock	Stewart Bainum, Jr.	3,587,071(4)	3.5%
Common Stock	R. Jeffrey Bixler	242,643	(6)
Common Stock	Nancy A. Edwards	61,645	(6)
Common Stock	Joseph H. Lemieux	98,952	(6)
Common Stock	William H. Longfield	29,214	(6)
Common Stock	Frederic A. Malek	22,390	(6)
Common Stock	Geoffrey G. Meyers	615,968	(6)
Common Stock	Paul A. Ormond	3,024,897(5)	2.9%
Common Stock	John T. Schwieters	9,000	(6)
Common Stock	Robert G. Siefers	66,000	(6)
Common Stock	M. Keith Weikel	868,364	(6)
Common Stock	Gail R. Wilensky	18,000	(6)
Common Stock	Thomas L. Young	66,650	(6)
Common Stock	Executive Officers & Directors as a group	8,842,516	8.3%

(1) Includes shares of restricted stock granted to certain executive officers under our restricted stock plans.

(2) Includes the following number of shares which the person has a right to acquire within 60 days of March 15, 2001 upon the exercise of options: Bainum, Jr. — 18,000; Bixler — 104,820; Edwards — 50,920; Lemieux — 72,000; Longfield — 18,000; Malek — 18,000; Meyers — 298,292; Ormond — 1,639,302; Schwieters — 9,000; Siefers — 63,000; Weikel — 470,894; Wilensky — 18,000; Young — 61,100; and executive officers & directors as a group — 2,952,417.

(3) Includes shares held by Ms. Edwards and Messrs. Bainum, Jr., Bixler, Lemieux, Malek, Meyers, Ormond and Weikel, and by all executive officers as a group, under our 401(k) savings plans, non-qualified plans and deferred compensation plan as of March 15, 2001.

(4) Includes 3,567,869 shares held directly by Realty Investment Company, Inc., a real estate management and investment company in which the Stewart Bainum, Jr. Declaration of Trust has shared voting authority.

(5) Includes 81,472 shares held by family members of Mr. Ormond and 89,286 shares held in trust for certain family members of Mr. Ormond. Mr. Ormond disclaims any beneficial interest in the shares held by family members or in trust.

(6) Percentage of ownership does not exceed one percent of the class.

Security Ownership of Certain Beneficial Owners

The following table sets forth, as of December 31, 2000, information with respect to any person we know to be the beneficial owner of more than 5 percent of our common stock. The information presented is based upon filings made pursuant to the Securities Exchange Act of 1934 and received by us.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	Ronald Baron 767 Fifth Ave., 24th Floor New York, NY 10153	9,669,920(1)	9.4%

(1) The information received by us in a Form 13G filed February 14, 2001 indicates that Mr. Baron has sole voting and dispositive power over 1,353,620 shares, shared voting power over 8,292,300 shares and shared dispositive power over 8,316,300 shares; Baron Capital Group, Inc. has sole voting and dispositive power over 1,200,000 shares, shared voting power over 8,292,300 shares and shared dispositive power over 8,316,300 shares; Baron Capital Management, Inc., a registered investment adviser, has sole voting and dispositive power over 1,200,000 shares, shared voting power over 1,507,300 shares and shared dispositive power over 1,531,300 shares; BAMCO, Inc., a registered investment adviser, has shared voting and dispositive power over 6,785,000 shares; and Baron Asset Fund, an investment company registered under the Investment Company Act of 1940, has shared voting and dispositive power over 6,400,000 shares. Mr. Baron is Chairman and Chief Executive Officer of Baron Capital Group, Inc., BAMCO, Inc., Baron Asset Fund, and Baron Capital Management, Inc.

Summary Compensation

The following table sets forth the annual and long-term compensation for the last three completed fiscal years for our Chief Executive Officer and our four other most highly compensated executive officers at the end of the last completed fiscal year.

Summary Compensation Table

| Name and Principal Position | Year | Annual Compensation | | | Long-Term Compensation | | | All Other Compensation(4) |
| | | Salary | Bonus | Other Annual Compensation | Awards | | Payouts | |
					Restricted Stock Awards(3)	Securities Underlying Options (#)	Long-Term Incentive Payouts	
Paul A. Ormond	2000	$720,835	$740,000	$118,042(1)	$1,750,000	535,000	$374,670	$ 49,170
President and	1999	711,169	439,800	48,629(2)	—	—	306,000	59,870
Chief Executive Officer	1998	606,758	840,000	—	—	460,000	432,000	5,973,636
M. Keith Weikel	2000	463,246	395,000	11,911(2)	875,000	364,500	198,375	45,872
Senior Exec. Vice President	1999	457,108	235,500	4,722(2)	—	—	162,500	49,733
and Chief Operating Officer	1998	386,942	450,000	—	—	160,000	228,000	3,428,785
Geoffrey G. Meyers	2000	360,073	215,000	27,258(2)	700,000	248,944	99,820	25,198
Exec. Vice President	1999	355,415	128,100	24,791(2)	—	—	81,900	23,167
and Chief Financial Officer	1998	285,392	245,000	—	—	77,756	115,500	2,151,983
R. Jeffrey Bixler	2000	257,589	130,000	6,697(2)	525,000	160,000	63,135	16,493
Vice President and	1999	254,061	85,000	4,813(2)	—	—	51,600	15,378
General Counsel	1998	208,335	150,000	—	—	43,000	60,000	1,394,862
Nancy A. Edwards	2000	201,500	92,000	—	—	45,000	39,963	11,160
Vice President,	1999	198,385	80,000	—	—	900	32,500	11,471
General Manager	1998	159,638	87,750	—	—	25,000	45,000	8,645

(1) Represents reimbursement for the payment of taxes of $59,303 and perquisites and other personal benefits of $58,739. The items that exceed 25 percent of the total perquisites and other personal benefits include personal use of our airplane of $20,975 and legal services of $20,925.

(2) Represents reimbursement for the payment of taxes. The aggregate incremental cost of perquisites and other personal benefits provided to the executive was less than the minimum required for disclosure under the rules of the Securities and Exchange Commission.

(3) Represents the value of restricted stock awards made to the named individuals in June 2000. Restrictions on the sale or encumbrance of the restricted shares lapse at retirement. At December 31, 2000, Messrs. Ormond, Weikel, Meyers and Bixler held 250,000, 125,000, 100,000 and 75,000 shares of restricted stock having a value of $5.16 million, $2.58 million, $2.06 million and $1.55 million, respectively, based on a share price of $20.625 on December 31, 2000.

(4) The amounts disclosed in this column for 2000 include (a) matching contributions we made to our Senior Management Savings Plan, a non-qualified defined contribution plan, on behalf of Messrs. Ormond, Weikel, Meyers and Bixler and Ms. Edwards in the amounts of $34,819, $20,962, $10,802, $9,470 and $8,032, respectively; and (b) the dollar value of premiums paid for life insurance (after tax gross-up) for Messrs. Ormond, Weikel, Meyers and Bixler and Ms. Edwards in the amounts of $14,351, $24,910, $14,396, $7,023 and $3,128, respectively.

Option Grants

The following table sets forth information on stock option grants during 2000 pursuant to our Amended Stock Option Plan for Key Employees for the individuals named in the *Summary Compensation Table*. We do not maintain a stock appreciation rights plan covering executive officers.

Option/SAR Grants in Last Fiscal Year

	Individual Grants(1)				
Name	Number of Securities Underlying Options Granted(#)	% of Total Options/SARs Granted to Employees in 2000	Exercise Price	Expiration Date	Grant Date Present Value(2)
Paul A. Ormond	375,000	14.9%	$ 7.0000	6/17/10	$1,271,250
	160,000	6.3%	17.9375	10/24/01	408,000
M. Keith Weikel	300,000	11.9%	7.0000	6/17/10	1,017,000
	64,500	2.6%	17.9375	10/24/01	164,475
Geoffrey G. Meyers	200,000	7.9%	7.0000	6/17/10	678,000
	48,944	1.9%	17.9375	10/24/01	124,807
R. Jeffrey Bixler	150,000	5.9%	7.0000	6/17/10	508,500
	10,000	0.4%	15.7500	10/24/01	25,500
Nancy A. Edwards	45,000	1.8%	7.0000	6/17/10	152,550

(1) Each grant with an exercise price of $7.0000 provides that the option is not exercisable until three years following the grant date at which time the option becomes fully exercisable. Each grant with an exercise price of $17.9375 or $15.7500 is immediately exercisable pursuant to the Additional Option feature of the applicable option agreement.

(2) Represents an estimate of option values at grant date by using the Black-Scholes option pricing model with the following weighted-average assumptions: dividend yield of 0 percent; expected volatility of 46 percent; risk-free rate of return of 6.15 percent; and expected life of 4.1 years.

Aggregated Option Values

The following table shows options exercised during the last fiscal year by the individuals named in the *Summary Compensation Table* and the aggregate dollar value of unexercised options held at the end of the last fiscal year by those individuals. The value is based upon a share price of $20.625.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

			Number of Securities Underlying Unexercised Options at December 31, 2000		Value of Unexercised In-the-Money Options at December 31, 2000	
Name	Shares Acquired on Exercise (#)	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Paul A. Ormond	250,000	$3,178,958	1,739,302	675,000	$15,834,217	$5,109,375
M. Keith Weikel	100,000	1,271,583	470,894	400,000	3,372,216	4,087,500
Geoffrey G. Meyers	90,000	1,144,425	348,292	260,000	3,177,723	2,725,000
R. Jeffrey Bixler	15,000	159,800	119,820	190,000	924,439	2,043,750
Nancy A. Edwards	—	—	50,920	70,000	260,406	613,125

Retirement Plans

The following table illustrates the estimated combined annual retirement benefits which would be provided under our Pension Plan, a qualified defined benefit plan (Pension Plan), and our Senior Executive Retirement Plan, a non-qualified defined benefit plan (SERP), in various average earnings classifications upon normal retirement at age 65:

High Three-Year Average Earnings	Year of Credited Service						
	5	10	15	20	25	30	35
$ 300,000	20,200	40,400	60,600	80,800	101,000	121,200	141,400
600,000	41,600	83,300	124,900	166,500	208,100	249,800	291,400
900,000	63,100	126,100	189,200	252,200	315,300	378,300	441,400
1,200,000	84,500	169,000	253,500	337,900	422,400	506,900	591,400
1,500,000	105,900	211,800	317,700	423,700	529,600	635,500	741,400
1,700,000	120,200	240,400	360,600	480,800	601,000	721,200	841,400
2,000,000	141,600	283,300	424,900	566,500	708,100	849,800	991,400

The benefits illustrated in the above table are calculated on a straight-life annuity basis. In accordance with the provisions of the Pension Plan and the SERP, the table reflects the greater of the regular benefit under current provisions of the plans and the "grandfathered benefit" under the formula in effect prior to January 1, 1989. The regular benefit does not contain an offset for social security or other benefits, but the "grandfathered benefit" does contain a partial offset for social security benefits.

At December 31, 2000, Messrs. Ormond, Weikel, Meyers and Bixler and Ms. Edwards had, respectively, total credited service under the Pension Plan and the SERP of 27 years, 14 years, 33 years, 18 years and 21 years. Annual covered compensation includes base salary and amounts earned under the Annual Incentive Award Plan and our Performance Award Plan. The covered compensation for 2000 does not differ substantially from that set forth in the Salary, Bonus and Long-Term Payout columns in the *Summary Compensation Table*.

Executive Employment Agreements

We have entered into severance or employment agreements with each of our executive officers, including the executive officers listed in the *Summary Compensation Table*, that entitle the officers to receive their base salaries and to participate in our designated benefit plans. Each agreement also provides that the officer's base salary may be adjusted periodically and that we may at any time adjust or terminate benefit plans in which the officer is entitled to participate so long as no vested or accrued benefit is adversely affected. The agreements provide that the officer's employment is not for any specified term and may be terminated at any time. If an officer is terminated other than for "cause" (as defined in the agreements), we would continue to pay the officer's base salary for one year except in the case of Messrs. Ormond, Weikel, Meyers and Bixler, in which cases salary would continue as described below.

Following the HCR-Manor Care transaction in September 1998, Messrs. Ormond, Weikel, Meyers and Bixler agreed to remain in the same positions following the transaction as they held prior to the transaction and to waive certain rights to terminate their employment and receive severance and other benefits. Messrs. Ormond, Weikel, Meyers and Bixler entered into retention agreements which included these provisions, amended their then-existing employment agreements, and entitled them to a retention payment, paid in February 1999. Under these retention agreements, if the executive resigns or retires without our consent (and other than by reason of death or disability) prior to the third anniversary of the completion of the HCR-Manor Care transaction, the executive must repay us a pro rata portion of the retention payment.

11

The amended employment agreements of Messrs. Ormond, Weikel, Meyers and Bixler also provide for an initial three-year term of employment with automatic one-year renewals unless prior notice of termination is given by either party. In addition, the amended employment agreements generally provide severance benefits equal to three years aggregate cash compensation (as defined in the agreements) if the executive's employment is terminated following certain corporate transactions, other than for cause or due to death or disability. If the executive is terminated not following a corporate transaction, he would be entitled to salary continuation for three years.

In August 1999, we further amended and restated the amended employment agreements of Messrs. Ormond, Weikel, Meyers and Bixler. As amended and restated, these agreements continue to provide the severance and other benefits outlined above, but generally limit the circumstances under which the executive may voluntarily terminate his employment and receive severance benefits following certain corporate transactions.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

The Compensation Committee consists of Messrs. Lemieux, Longfield, Malek and Young, none of whom were officers or employees of our company or any of our subsidiaries during the fiscal year.

Compensation Committee Report

Compensation Policies Applicable to Executive Officers. Our executive compensation program's main objective continues to be enhancement of stockholder value over the long term. Accordingly, the Compensation Committee designed and on an ongoing basis administers the compensation program to (1) strongly compete within the health care industry generally and with the compensation policies of other publicly-held companies of comparable size and complexity; (2) provide major incentives directly linked to increases in recognized measures of stockholder value; and (3) reward superior performance as measured by financial and non-financial factors.

The Committee's compensation decisions in 2000 recognized that the dramatic changes experienced recently by the long-term care industry were negatively impacting our incentive programs. These changes included (1) significantly reduced Medicare reimbursement levels caused by the move to a prospective payment system in 1998; (2) bankruptcy proceedings initiated by a majority of our competitors; (3) the unwarranted explosion of general and professional liability costs; and (4) the continuing burdensome regulatory environment. These and other external factors caused a significant decline in our stock price through the first half of 2000 and created an exceedingly difficult earnings environment for the entire industry. These developments undermined our equity and cash incentive programs by placing several years of prior option grants deeply underwater and causing earnings objectives under the Performance Award Plan to be unachievable even with strong efforts by senior management.

Following a review of the foregoing factors and other strategic and industry developments at its May 2000 meeting, the Board of Directors directed the Committee to evaluate the design and implementation of our executive compensation program in the current environment and to take appropriate action in light of such evaluation. The Committee retained Watson Wyatt Worldwide, an independent compensation consulting firm, to assist in fulfilling this mandate and to ensure that our cash and equity incentive programs continue to be viable programs with realistic incentives linked directly to increasing stockholder value.

Based upon an analysis of the above factors and the input and specific recommendations of its consultant, the Committee decided major equity incentive awards in 2000 and 2001 would provide significant new incentives to retain senior management and other key employees and motivate future performance, all tied to increases in stockholder value. Accordingly, in June 2000 the Committee authorized option grants to executive officers, including the grants set forth in the table *Option/SAR Grants in the Last Fiscal Year*. The Committee also authorized Stock Appreciation Rights awards to non-executive officers and other key managers. The new incentive awards included the restricted stock grants made to Messrs. Ormond, Weikel, Meyers and Bixler as outlined in the *Summary Compensation Table*. The Committee also decided, based upon the recommendation of its consultant, to make additional stock option, restricted stock and/or SAR awards in 2001. To accommodate these option grants, the Committee amended, subject to stockholder approval, the Amended Stock Option Plan for Key Employees to increase the maximum number of options that may be granted in a fiscal year to any individual. *See Item 2 and accompanying discussion at page 16.*

New Equity Incentive Plan. The Committee believes a broad-based equity incentive plan is an important element in a compensation program designed to maximize stockholder value. Our authority to issue options under our Amended Stock Option Plan for Key Employees and our authority to issue restricted stock under our Amended Restricted Stock Plan both expire in October 2001. Authority to issue options under the Outside Directors Plan expires in December 2001. Accordingly, upon the Compensation Committee's recommendation, the Board of Directors approved, subject to stockholder approval, a new equity incentive plan which includes stock options for employees and outside directors and restricted stock. *See Item 3 and accompanying discussion at page 19.*

Annual Incentive Plan. Despite a number of industrywide challenges as noted above, we achieved several important objectives enhancing stockholder value during 2000, including (1) our stock price increased significantly over year-end 1999, (2) we completed a major home health acquisition, (3) our assisted living portfolio grew significantly, and (4) we provided strong leadership to the industry in obtaining additional Medicare funding from Congress. In addition, our senior management's leadership and focus caused us to maintain our high operating margins, strong cash flow, investment grade debt rating and solid balance sheet. Our earnings per share, prior to unusual and non-recurring charges, represented superior performance in a very challenging environment. The Committee also determined that the quality of care in our nursing centers, as measured by survey compliance and other quality indicators, remained at a high level during 2000. These performance achievements, which again exceeded the performance of other companies in the industry by a wide margin, justified payouts under the Annual Incentive Plan significantly above target payout levels.

Salary Reviews. The Committee approved annual salary increases for the named executives and certain other corporate officers effective in September 2000. In making these adjustments, the Committee considered primarily competitive information, past individual performance as measured by both qualitative and quantitative factors and the individual's potential for making significant contributions to our company's future performance. In addition, the Committee considered our company's overall performance in making the salary adjustments.

Performance Award Plan. The Committee believes that participation in the Performance Award Plan remains appropriate for Messrs. Ormond, Weikel, Meyers and Bixler and is an important component of their overall compensation plan. The Performance Award Plan links cash incentives to long-term increases in stockholder value. Under the Performance Award Plan, eligible employees receive a cash award payable at the end of the three-year period specified in the award. The Committee determines the total amount of the award payable at the end of an award period based upon performance criteria established at the beginning of the period. For the 1998-2000 award period, the Committee approved Performance Award Plan payouts based upon actual EPS growth during the award period as adjusted for certain unusual items. The amounts of these payouts appear in the *Summary Compensation Table* under the column *Long-Term Incentive Payouts*.

Compensation of Chief Executive Officer. The compensation policies described above also apply to our Chief Executive Officer's compensation. The Committee determines our CEO's salary level and all awards and grants to our CEO under our compensation program's incentive components. Our CEO's overall compensation package recognizes that the CEO bears primary responsibility for increasing the value of stockholders' investments. Accordingly, a substantial portion of our CEO's compensation is incentive-based, providing greater compensation as direct and indirect financial measures of stockholder value increase. The Committee also believes that the complex health care environment in which our company currently operates requires a high degree of leadership, innovation and prudent risk-taking in order to meet and sustain corporate objectives for increasing stockholder value. Accordingly, the Committee structures and administers our CEO's compensation to motivate and reward our CEO's successful exercise of these entrepreneurial skills.

Our CEO's compensation for 2000 was directly related to the overall performance of our company as measured by the several factors identified above. Our CEO's performance in leading our company to meet the numerous challenges and opportunities presented to it can also be measured by our company's performance relative to substantially all other companies in the industry, several of which, as noted, are in bankruptcy proceedings. Our CEO's compensation continued to reflect specifically: (1) the high level of care maintained in our nursing centers and the continued emphasis on quality among all employees; (2) our operating results for 2000 which delivered the highest cash flows and net margins in the industry and a significant increase in share price; (3) our senior management team's commitment, dedication and continued strong performance; and (4) related qualitative factors.

Policy Related to Deductibility of Compensation. Section 162(m) of the Internal Revenue Code of 1986 denies a deduction to any publicly held corporation for compensation paid to the CEO and the other four most highly compensated officers, as of the end of a fiscal year, to the extent that the compensation exceeds $1 million in any taxable year of the corporation beginning after 1993, subject to an exception for "performance-based compensation." It is the Committee's policy to take the necessary steps, including appropriate plan amendments, to qualify compensation paid to executive officers for deductibility to the extent that so qualifying the compensation is not inconsistent with our company's fundamental compensation policies. In furtherance of this policy, the stockholders previously approved amendments to the Performance Award Plan, the Amended Stock Option Plan for Key Employees and the Amended Restricted Stock Plan to satisfy Section 162(m)'s performance-based compensation requirements. The Committee continues to monitor developments on this subject and will take further action as may be appropriate.

The Compensation Committee:
Joseph H. Lemieux, Chairman
William H. Longfield
Frederic V. Malek
Thomas L. Young

Performance Graph

The graph below compares the total return on an investment in our common stock to the cumulative total return for a broad market index (the Standard & Poor's 500 Stock Index) and to the cumulative total return for two indices comprised of peer groups of companies[1][2]. The indices reflect the year-end market value of an investment in the stock of each company in the index, including additional shares assumed to have been acquired with cash dividends, if any. Peer group indices are developed by weighting the returns achieved by each company in each index in proportion to each company's share of the market value of the entire group's common equity capitalization.

The graph assumes a $100 investment on December 31, 1995 in the stock of Health Care and Retirement Corporation (now known as Manor Care, Inc.) at a price of $23.33 per share, as adjusted for a 50 percent stock dividend on June 5, 1996. The graph also assumes investments on the same date of $100 each in the S&P 500 and the companies comprising the peer group indices. In future years we intend to substitute the new peer group index for the prior peer group index.



COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN

	1995	1996	1997	1998	1999	2000
Manor Care, Inc.	$100.00	$122.68	$172.50	$125.89	$ 68.57	$ 88.39
S&P 500	$100.00	$122.95	$163.97	$210.83	$255.19	$231.96
Prior Peer Group Index (1)	$100.00	$112.22	$125.56	$ 60.47	$ 19.77	$ 36.60
New Peer Group Index (2)	$100.00	$ 99.68	$ 95.88	$ 52.36	$ 13.56	$ 15.79

15

(1) The prior peer group index is based on the total return for investments in the common stock of Beverly Enterprises, Inc. and Integrated Health Services, Inc. When this index was established in 1993, it included six companies. Four of these companies no longer exist, due principally to their acquisition by or merger with other companies.

(2) The new peer group index is based on the total return for investments in the common stock of Beverly Enterprises, Inc.; Integrated Health Services, Inc.; Vencor, Inc.; Genesis Health Ventures, Inc.; and Alterra Healthcare Corporation.

Item 2 — Approval of Amendments to the Amended Stock Option Plan for Key Employees

Item 2 is a proposal for you to approve amendments to the Amended Stock Option Plan for Key Employees. On November 3, 2000 and February 1, 2001 the Compensation Committee adopted, subject to approval of our stockholders, amendments to this key employee option plan. These amendments increase the limit on the maximum number of options that we can award to any one individual under this plan during our fiscal year. We are required to set a limit for options granted under the key employee option plan to satisfy the requirements for "performance-based" compensation under Section 162(m) of the Code. (*See above Compensation Committee Report for a discussion of the provisions of Section 162(m) of the Code.*)

Description of the Amendments and Reason for Adoption

In 2000, the Compensation Committee reviewed the appropriateness of the award limit for key employee options as part of its evaluation of the incentive components of our overall executive compensation program. (*See above Compensation Committee Report regarding the Committee's and Watson Wyatt Worldwide's evaluation of executive compensation.*) Previously, the Committee had authorized an amendment to all stock option agreements issued to officers under the key employee option plan to provide for a reload option feature. This reload feature allows us to grant additional options to officers if the officers exercise options granted under the key employee option plan by surrendering shares of our common stock. The Committee determined that the award limit for key employee options could, in certain circumstances, nullify this reload option feature.

Following its evaluation and review with Watson Wyatt, the Compensation Committee determined that the award limit for key employee options was inconsistent with our compensation philosophy and that its application to reload options needed to be clarified. As a result, the Compensation Committee determined that it was necessary to amend the key employee option plan, subject to stockholder approval, to (1) increase the award limit for key employee options under the key employee option plan, and (2) coordinate the award limit among reload options and options granted at the Compensation Committee's discretion.

Prior to the proposed amendments, we could grant no more than 375,000 shares to any one individual in a fiscal year under the key employee option plan. The proposed amendments increase that number to 875,000 shares. The proposed amendments also clarify that no more than 375,000 shares may be awarded per year to any one individual pursuant to reload options, and no more than 500,000 shares may be awarded per year to any one individual pursuant to options granted at the Compensation Committee's discretion.

Subject to approval of the proposed amendments by our stockholders, on November 21, 2000 we granted Mr. Ormond reload options to purchase 160,000 shares at an exercise price of $17.9375 per share and, on March 6, 2001, reload options to purchase 150,000 shares at an exercise price of $23.85 per share. On February 1, 2001 we granted Mr. Ormond regular options to purchase 500,000 shares at an exercise price of

$19.25 per share. This summary of the proposed amendments is qualified in its entirety by reference to the actual text of the proposed amendments which are included as *Appendix B*.

Description of Material Terms of the Amended Stock Option Plan for Key Employees

The Board of Directors of Health Care and Retirement Corporation initially adopted and its stockholders approved the Amended Stock Option Plan for Key Employees on October 14, 1991. Under this key employee option plan, we cannot grant any options after October 14, 2001.

The principal purposes of the key employee option plan are to:

- further our growth, development and financial success by providing additional incentives to certain of our key employees responsible for managing or administering our business affairs; and

- enable us to obtain and retain the services of high quality professional, technical and managerial employees essential to our long-range success by offering them ownership in our company through option grants.

Number of Shares Subject to the Plan. The aggregate number of shares of our common stock which may be purchased upon exercise of options granted under the key employee option plan cannot exceed 11,199,000. On March 15, 2001 options to purchase 7,721,549 shares of our common stock were outstanding and held by over 1,500 employees, including 5,743,317 options held by our executive officers as a group. (*See the Option/SAR Grants table above for a listing of the number of options granted to our named executive officers in the last fiscal year.*)

On March 15, 2001, the closing price of a share of our common stock on the New York Stock Exchange was $22.95.

The shares of common stock available under the key employee option plan upon exercise of options may either be previously authorized and unissued shares or treasury shares. The key employee option plan provides for appropriate adjustments in the number and kind of shares subject to the plan and to outstanding options thereunder in the event of a stock split, stock dividend or certain other types of transactions. If any portion of an option terminates or lapses unexercised under the plan, the shares subject to the unexercised portion of the option will continue to be available for issuance under the plan.

Options granted under the key employee option plan may be incentive stock options (ISOs) within the meaning of Section 422 of the Code, or non-qualified stock options (NSOs).

Administration. Our Compensation Committee administers the key employee option plan. The Compensation Committee selects which employees are eligible to participate in the plan, determines the number of options granted to each participant, the option exercise price, the type of options (ISOs or NSOs) granted and the terms and conditions applicable to such option. More than one option may be granted to a key employee but the aggregate fair market value (determined at the time of grant) of shares with respect to which an ISO is first exercisable by an employee (i.e., "vests") during any calendar year cannot exceed $100,000.

Payment for Shares. Employees may pay the exercise price for all options in full in cash at the time of exercise, or, if permitted by the Compensation Committee in its discretion, by (1) delivering common stock owned by the optionee with a fair market value on the date of exercise equal to the aggregate exercise price of the exercised option; (2) signing a full recourse promissory note; (3) surrendering the shares of common stock acquired by exercising the options; or (4) performing any combination of the foregoing.

17

Non-qualified Stock Options. Non-qualified stock options, or NSOs, provide for the right to purchase common stock at a specified price which cannot be less than the fair market value of a share of our common stock on the date of grant. NSOs usually become exercisable (in the discretion of the Compensation Committee) in one or more installments after the grant date. The Compensation Committee determines the term for which NSOs are granted, not to exceed 10 years.

Incentive Stock Options. Incentive Stock Options, or ISOs, are designed to comply with the provisions of the Code and therefore are subject to certain Code restrictions. Under the Code, ISOs (1) must have an exercise price that is at least equal to the fair market value of a share of common stock on the date of grant, (2) can only be granted to employees, (3) must expire within a specified period of time following the optionee's termination of employment, and (4) must be exercised within 10 years after the grant date. The Compensation Committee may subsequently modify an ISO to disqualify it from treatment as an ISO. If the Compensation Committee grants an ISO to an individual who owns (or is deemed to own) at least 10 percent of the total combined voting power of all classes of our stock, the key employee option plan provides that the ISO must be granted with an exercise price equal to at least 110 percent of our common stock's fair market value on the date of grant and expire no later than five years after its grant date.

Reload Options. Under the key employee option plan, the Compensation Committee may, in connection with an option grant, grant an optionee the right to automatically receive additional, or reload, options in replacement of any shares surrendered by the optionee upon exercise of the original option (either as payment for the original option's exercise price, or in order to satisfy any applicable income tax withholding). The number of shares that the Compensation Committee may grant under the reload option equals the number of shares of common stock (1) tendered or relinquished to pay for exercise of the original option and/or (2) withheld under applicable federal, state or local income tax withholding provisions. The reload options must have the same termination date and other features as the original option, and an exercise price equal to the fair market value of our common stock on the date the reload option is granted.

Amendment of the Plan. The Compensation Committee may amend or terminate the key employee option plan. However, no amendment to the plan may be made without stockholder approval within 12 months before or after any action taken by the Committee which: (1) increases the maximum number of shares issuable upon exercise of options under the plan, (2) increases the maximum number of options that may be granted to any one individual, (3) materially modifies the eligibility requirements of the plan, (4) reduces the minimum exercise price of any options, (5) extends the plan's term, or (6) amends the plan in any manner requiring stockholder approval under Rule 16b-3 of the Exchange Act.

Adjustments in Connection with Certain Events. If our outstanding shares of common stock are changed into or exchanged for a different number or kind of shares of our capital stock or other securities because of a merger, reorganization, consolidation, recapitalization, reclassification, stock split, reverse stock split, stock dividend, combination of shares or otherwise, we will proportionately adjust the number and kind of shares covered by the key employee option plan and by each outstanding option, the exercise price per share and other limitations on shares applicable under the plan.

Individual option agreements will set forth the dates on which options first become exercisable and on which they expire; however, no option granted under the key employee option plan may be exercised during the first year after it is granted, except for certain events following a merger or acquisition as described below. These agreements generally will provide that options and other awards expire upon termination of the optionee's employment, although the Compensation Committee may provide that such options continue to be exercisable following a termination, or because of the optionee's retirement, death, disability or otherwise. In the event of the merger or consolidation of our company with or into another corporation, or the acquisition

18

by another corporation, person or entity of substantially all of our assets or more than 50 percent of our outstanding voting securities, or our liquidation or dissolution, the Compensation Committee has sole discretion to accelerate the exercisability of any options. The Compensation Committee may also provide that all options cease to be exercisable following such events.

An optionee cannot assign or transfer any option granted under the key employee option plan, except by will or the laws of intestate succession, or to certain family members as gifts. An option can only be exercised by the holder thereof during such holder's lifetime.

Certain Federal Income Tax Consequences

The following material summarizes the principal anticipated federal income tax consequences of option grants under the key employee option plan to participants and to our company. This summary is intended for general information only. In addition, the tax consequences described below are subject to the limitations of Code Section 162(m), as discussed in further detail below. Alternative minimum tax and other federal taxes and foreign, state and local income taxes are not discussed, and may vary depending on individual circumstances and from locality to locality.

Non-qualified Stock Options. For federal income tax purposes, the recipient of NSOs granted under the key employee option plan will not have taxable income upon the grant of the option, nor will our company be entitled to any deduction. Generally, upon exercise of NSOs the optionee will realize ordinary income, and our company will be entitled to a deduction, in each case in an amount equal to the difference between the option exercise price and the fair market value of the stock at the date of exercise.

Pursuant to the key employee option plan and with the consent of the Compensation Committee, an optionee may exercise NSOs by delivering shares of common stock already held by the optionee. The Internal Revenue Service has taken the position that the tax consequences of exercising options with shares of common stock must be determined separately for the number of shares received upon exercise equal to the number of shares surrendered (as a tax-free exchange of stock for stock) and the remaining shares received upon exercise (as compensation income).

Incentive Stock Options. An optionee generally will not recognize taxable income upon either the grant or exercise of an ISO. However, the amount by which the fair market value of the shares at the time of exercise exceeds the exercise price will be an "item of tax preference" for the optionee. Generally, when an optionee disposes of the shares by sale or other taxable exchange, the optionee recognizes income. If the disposition is within two years after the grant of the option or one year after exercise of the option, the holder realizes ordinary income on the amount by which the fair market value on the date of exercise or the amount by which the sum realized on the sale of the shares (whichever is less) exceeds the option price. Any additional gain realized is capital gain. If the disposition occurs after these holding periods the entire amount realized in excess of the option price is treated as capital gain. Our company (or other employer corporation) generally receives a tax deduction with respect to an ISO only to the extent the optionee has ordinary income upon sale or other disposition of the shares of common stock.

The Board of Directors unanimously recommends a vote <u>FOR</u> the adoption of the proposal.

Item 3 — Approval of the Equity Incentive Plan

Item 3 is a proposal for you to approve a new equity incentive plan, the Equity Incentive Plan of Manor Care, Inc. On February 6, 2001, upon recommendation of the Compensation Committee and subject to stockholder approval, the Board adopted this new equity plan. The Board intends that the equity plan replace

19

the Amended Stock Option Plan for Key Employees and the Amended Restricted Stock Plan, under which authority for new awards expires in October 2001, and the Outside Directors Plan, under which authority expires in December 2001.

The principal purposes of the equity plan are to:

- incent our directors, consultants and key employees to further our growth, development and financial success by personally benefiting through ownership of our stock; and

- obtain and retain the services of high-quality individuals essential to our long-range success through stock option and restricted stock awards.

Number of Shares Subject to the Equity Plan

Under the equity plan, the aggregate number of shares of our common stock we may issue upon exercise of options and the purchase of restricted stock cannot exceed 4,000,000, with no more than 750,000 shares to be granted as restricted stock. Additionally, we can grant no more than 1,000,000 shares to any one individual in any fiscal year.

On March 15, 2001, the closing price of a share of our common stock on the New York Stock Exchange was $22.95.

The shares of common stock available under the equity plan upon exercise of options or restricted stock may either be previously authorized and unissued shares or treasury shares. The equity plan provides for appropriate adjustments in the number and kind of shares subject to the plan and to outstanding awards thereunder in the event of a stock split, stock dividend or certain other types of transactions. If any portion of an option terminates or lapses unexercised under the equity plan, the shares subject to the unexercised portion of such option will continue to be available for issuance under the equity plan. If any shares of restricted stock are surrendered or we repurchase shares of restricted stock, those shares will also be available for reissuance under the equity plan.

Following adoption of the equity plan, on February 6, 2001, we granted Paul Ormond 72,750 shares of restricted stock.

The principal features of the equity plan are summarized below, but this summary is qualified in its entirety by reference to the equity plan itself, which is included as *Appendix C*.

Administration

Our Compensation Committee generally administers the equity plan, consisting of at least two members of the Board who are both ''non-employee'' directors for purposes of Section 16-b of the Exchange Act and ''outside directors'' under Section 162(m) of the Code. The Board as a whole determines any grants under the equity plan that are made to non-employee, or ''outside'' directors. The Committee determines (1) which individuals receive stock options and restricted stock awards, (2) when individuals receive these awards, (3) the number of shares to be awarded, and (4) the price, payment terms, payment method and the expiration date applicable to each award. The Committee also may adopt, amend and rescind rules relating to the administration of the equity plan.

Payment for Shares

Participants may pay the exercise price for all options in full in cash at the time of exercise, or, if permitted by the Committee in its discretion, by: (1) delaying cash payment for up to 30 days, (2) delivering common stock owned by the participant for at least six months and having a fair market value on the date of exercise equal to the total exercise price of the exercised option; (3) surrendering the shares of common stock acquired by exercising the options and having a fair market value on the date of exercise equal to the total exercise price of the exercised option; (4) signing a full recourse promissory note bearing interest at a market rate; (5) irrevocably instructing the participant's broker to deliver to us sale or loan proceeds to pay for all common stock acquired by exercising the options and any resulting tax withholding obligations, (6) delivering any other property constituting good and valuable consideration; or (7) performing any combination of the foregoing. In the Committee's discretion, restricted stock awards may be made for a purchase price or in consideration of performance of prior services to us or any of our subsidiaries.

Awards under the Equity Plan

The equity plan provides that the Committee may award restricted stock and options (both incentive stock options (ISOs), within the meaning of Section 422 of the Code, and non-qualified options (NSOs), options which do not qualify as incentive stock options within the meaning of Section 422 of the Code). Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

Non-qualified Stock Options. NSOs provide for the right to purchase common stock at a specified price which cannot be less than the fair market value of a share of our common stock on the date of grant. NSOs usually become exercisable (in the discretion of the Compensation Committee) in one or more installments after the grant date. NSOs may be granted for any term specified by the Compensation Committee.

Incentive Stock Options. ISOs are designed to comply with the provisions of the Code and therefore are subject to certain Code restrictions. Under the Code, ISOs (1) must have an exercise price that is at least equal to the fair market value of a share of common stock on the date of grant, (2) can only be granted to employees, (3) must expire within a specified period of time following the optionee's termination of employment, and (4) must be exercised within 10 years after the grant date. The Compensation Committee may subsequently modify an ISO to disqualify it from treatment as an ISO. If the Compensation Committee grants an ISO to an individual who owns (or is deemed to own) at least 10 percent of the total combined voting power of all classes of our stock, the equity plan provides that the ISO must be granted with an exercise price equal to at least 110 percent of our common stock's fair market value on the date of grant and expire no later than five years after its grant date.

Reload Options. Under the equity plan, the Compensation Committee may, in connection with an option grant, grant an optionee the right to automatically receive additional, or reload, options in replacement of any shares surrendered by the optionee upon exercise of the original option under this plan or any of our other option plans (either as payment for the original option's exercise price, or in order to satisfy any applicable income tax withholding). The number of shares that the Compensation Committee may grant under the reload option equals the number of shares of common stock (1) tendered or relinquished to pay for exercise of the original option and/or (2) withheld under applicable federal, state or local income tax withholding provisions. The reload options must have the same termination date, and other features as the original option, and an exercise price equal to the fair market value of our common stock on the date the reload option is granted.

Outside Director Options. The equity plan provides for automatic NSO grants to outside directors under which they may purchase 9,000 shares of our common stock on the next business day following the date an outside director is first elected or appointed. Additionally, after one year of service, each continuing outside director will automatically receive annual NSOs to purchase 9,000 shares on the next business day following each annual meeting of stockholders. All grants of NSOs to outside directors are immediately and fully exercisable.

21

The equity plan specifically prohibits the repricing of any options without stockholder consent.

Restricted Stock. The Compensation Committee may sell restricted stock to participants at various prices, grant restricted stock in connection with the performance of services, or make restricted stock subject to additional restrictions. Typically, if these conditions or restrictions are not met, we may repurchase restricted stock at the original purchase price or the stock is otherwise subject to forfeiture. In general, restricted stock cannot be sold or otherwise transferred or hypothecated until the restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, have voting rights and receive dividends prior to the time the restrictions lapse. If the Committee determines it is desirable for a grant of restricted stock to qualify as "performance-based" under Code Section 162(m), that grant of restricted stock will vest only upon attainment of pre-established performance goals. The Committee will set these performance goals based upon any or all of the following business criteria (with respect to our company, any of our subsidiaries or any division or operating unit thereof): (1) net income; (2) pretax income; (3) operating income; (4) cash flow; (5) earnings per share; (6) return on equity; (7) return on invested capital or assets; (8) cost reductions or savings; (9) funds from operations; (10) appreciation in the fair market value of common stock; or (11) earnings before any one or more of interest, taxes, depreciation or amortization (Performance Criteria).

Eligibility

The Compensation Committee may grant awards under the equity plan to consultants, outside directors, and any of our company's or our subsidiaries' employees who the Committee determines to be key employees. The Committee may grant more than one award to a key employee, consultant or outside director, but the aggregate fair market value (determined at the time of grant) of shares with respect to which an ISO is first exercisable by an optionee (i.e., "vests") during any calendar year cannot exceed $100,000.

Amendment and Termination

Amendments of the equity plan to increase the maximum number of award shares or to change the Performance Criteria require the approval of our stockholders. The Committee can make all other amendments, modifications, suspensions or terminations without stockholder approval. Amendments to the equity plan will not affect awards previously granted under the equity plan unless the award itself expressly so provides or the participant consents to the changes.

We cannot grant any awards under the equity plan after February 6, 2011. The Board may terminate the equity plan at any time with respect to the shares not then subject to awards. Termination of the equity plan will not affect the rights and obligations of any participant with respect to awards granted before termination.

Miscellaneous Provisions

If our outstanding shares of common stock are changed into or exchanged for a different number or kind of shares of our capital stock or other securities because of a merger, reorganization, consolidation, recapitalization, reclassification, stock split, reverse stock split, stock dividend, combination of shares or otherwise, we will proportionately adjust the number and kind of shares covered by the equity plan and by each outstanding option, the exercise price per share and other limitations on shares applicable under the equity plan.

Individual award agreements will set forth the dates on which options or other awards under the equity plan first become exercisable and on which they expire. These agreements generally will provide that options and other awards expire upon termination of the participant's employment, although the Committee may provide that such options or other awards continue to be exercisable following a termination, or because of the grantee's retirement, death, disability or otherwise. Similarly, we will usually be able to repurchase restricted stock granted under the equity plan in the event of the grantee's termination of employment, although the Committee may make exceptions based on the reason for termination or on other factors. In the event of certain stated events in the equity plan which may affect us, such as merger, consolidation, liquidation, dissolution or sale of all or substantially all of our assets , the Committee in its sole discretion may take certain actions with respect to awards under the equity plan, including to (1) accelerate exercisability of options or the lapse of any restrictions on restricted stock, (2) purchase of outstanding awards and (3) other similar adjustments to facilitate any such transactions. The Committee may also provide that all awards cease to be outstanding following such events.

In consideration of the grant of a stock option or shares of restricted stock, the participant must agree in the written award agreement to remain in our employ or to continue to be of service to us or a subsidiary. An optionee cannot assign or transfer any option granted under the equity plan, except by will or the laws of intestate succession, or to certain family members as gifts. An option can only be exercised by the holder thereof during such holder's lifetime.

Our stockholders must approve the equity plan within 12 months of the date of its adoption. The Committee can grant awards under the equity plan prior to such approval, provided that such awards may not vest or become exercisable prior to stockholder approval. If this approval is not received within the 12-month period, all such awards will be null and void.

Certain Federal Income Tax Consequences

The following material summarizes the principal anticipated federal income tax consequences of option grants under the equity plan to participants and to our company. This summary is intended for general information only. In addition, the tax consequences described below are subject to the limitations of Code Section 162(m), as discussed in further detail below. Alternative minimum tax and other federal taxes and foreign, state and local income taxes are not discussed, and may vary depending on individual circumstances and from locality to locality.

Non-qualified Stock Options. For federal income tax purposes, the recipient of NSOs granted under the equity plan will not have taxable income upon the grant of the option, nor will our company then be entitled to any deduction. Generally, upon exercise of NSOs the optionee will realize ordinary income, and our company will receive a deduction, in each case in an amount equal to the difference between the option exercise price and the fair market value of the stock at the date of exercise.

Pursuant to the equity plan and with consent of the Compensation Committee, a participant may exercise NSOs by delivering shares of common stock already held by the participant. The Internal Revenue Service has taken the position that the tax consequences of exercising options with shares of common stock must be determined separately for the number of shares received upon exercise equal to the number of shares surrendered (as a tax-free exchange of stock for stock) and the remaining shares received upon exercise (as compensation income).

Incentive Stock Options. A participant generally will not recognize taxable income upon either the grant or exercise of an ISO. However, the amount by which the fair market value of the shares at the time of exercise exceeds the exercise price will be an "item of tax preference" for the participant. Generally, when a participant disposes of the shares by sale or other taxable exchange, the participant recognizes income. If the disposition is within two years after the grant of the option or one year after exercise of the option, the holder realizes ordinary income on the amount by which the fair market value on the date of exercise or the amount by which the sum realized on the sale of the shares (whichever is less) exceeds the option price. Any additional gain realized is capital gain. If the disposition occurs after these holding periods, the entire amount

23

realized in excess of the option price is treated as capital gain. Our company (or other employer corporation) generally receives a tax deduction with respect to an ISO only to the extent the participant has ordinary income upon sale or other disposition of the shares of common stock.

Restricted Stock. Generally, a participant will not be taxed upon the grant or purchase of restricted stock that is subject to a "substantial risk of forfeiture," within the meaning of Section 83 of the Code, until such time as the restricted stock is no longer subject to the substantial risk of forfeiture. At that time, the participant will be taxed on the difference between the fair market value of the common stock and the amount the participant paid, if any, for such restricted stock. However, the recipient of restricted stock under the equity plan may make an election under Section 83(b) of the Code to be taxed with respect to the restricted stock as of the date of transfer of the restricted stock rather than the date or dates upon which the restricted stock is no longer subject to a substantial risk of forfeiture and the participant would otherwise be taxable under Code Section 83.

Section 162(m). Under Code Section 162(m), in general, income tax deductions of publicly traded companies may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits paid in 1994 and thereafter) for certain executive officers exceeds $1 million in any one taxable year. However, under Code Section 162(m), this deduction limit does not apply to certain "performance-based" compensation established by an independent compensation committee that conforms to certain restrictive conditions stated under the Code and related regulations. We have structured our equity plan with the intent that awards granted under the equity plan can meet the requirements for "performance-based" compensation and Code Section 162(m). To the extent granted at a fair market value exercise price, options granted under the equity plan are intended to qualify as "performance-based" under Section 162(m) of the Code. Restricted stock granted under the equity plan may qualify as "performance-based" under Code Section 162(m) if it vests based solely upon the equity plan's Performance Criteria.

The Board of Directors unanimously recommends a vote <u>FOR</u> the adoption of the proposal.

Item 4 — Selection of Independent Public Accountants

Item 4 is a proposal for you to ratify the selection of our independent accountants for 2001. Upon the recommendation of the Audit Committee and subject to ratification by our stockholders, our Board of Directors selected Ernst & Young LLP as our independent public accountants for the fiscal year ending December 31, 2001. If the stockholders do not ratify the appointment of Ernst & Young LLP, the Audit Committee and the Board of Directors will reconsider the appointment. Representatives of Ernst & Young LLP will attend the annual meeting to respond to appropriate questions and convey to stockholders any other information they feel is relevant.

Audit Fees

The fees paid to Ernst & Young LLP for the last fiscal year were:

2000 annual audit fees	$ 525,000
Audit-related fees	$ 419,058
Financial information systems design and implementation fees	$ 0
All other fees	$1,406,267

The Board of Directors unanimously recommends a vote <u>FOR</u> the adoption of the proposal.

24

Other Business

As of the date of this proxy statement, we know of no other matters to be presented for your consideration at the annual meeting. However, if other matters are properly presented for a vote at the meeting, the proxy holders will vote on such matters in the manner they consider to be in your and the other stockholders' best interests. All proposals to be voted upon by stockholders at the meeting require a majority vote of common stock represented at the meeting in person or by proxy.

General Information

Solicitation Costs

We will pay the cost of preparing and mailing this proxy statement and other costs of the proxy solicitation. We have retained Mackenzie Partners, Inc., 156 Fifth Avenue, New York, New York 10010 to assist us in the solicitation. For these services, we will pay Mackenzie Partners a fee not to exceed $7,500 and reimburse it for reasonable out-of-pocket disbursements and expenses. Certain of our officers and employees may also solicit the submission of proxies authorizing the voting of shares in accordance with the Board of Directors' recommendations, but we will pay no additional remuneration for the solicitation of those proxies. Such solicitations may be made by personal interview, telephone and telegram. We have also made arrangements with brokerage firms and others to forward proxy solicitation materials to the beneficial owners of common stock, and we will reimburse them for reasonable out-of-pocket expenses incurred in connection therewith.

Stockholder Proposals for 2002 Annual Meeting

Any stockholder submitting a proposal for inclusion in our proxy statement for our 2002 annual meeting must ensure our receipt of the proposal no later than December 6, 2001. Any stockholder bringing a proposal before the 2002 annual meeting that is not in our proxy statement for that meeting must deliver the proposal to us not less than 60 days and not more than 90 days prior to the date of the annual meeting. If, however, we give less than 70 days notice or prior public disclosure of the date of the annual meeting, we will consider notice of a stockholder's submission timely if we receive it within 10 days of the date on which we first mail or publicly disclose the date of the annual meeting. Please send all proposals to R. Jeffrey Bixler, Vice President, General Counsel and Secretary, Manor Care, Inc., 333 N. Summit St., Toledo, Ohio 43604.

By Order of the Board of Directors,

R. Jeffrey Bixler, Secretary

Toledo, Ohio
April 6, 2001

MANOR CARE, INC.
AUDIT COMMITTEE CHARTER

The Audit Committee is appointed by the Board to assist the Board in monitoring (1) the integrity of the financial statements of the Company, (2) the compliance by the Company with legal and regulatory requirements and (3) the independence and performance of the Company's internal and external auditors. The members of the Audit Committee shall meet the independence and experience requirements of the New York Stock Exchange.

The Audit Committee shall have the authority to retain special legal, accounting or other consultants to advise the Committee. The Audit Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

The Audit Committee shall make regular reports to the Board.

The Audit Committee shall:

1. Review and reassess the adequacy of this Charter annually and submit it to the Board for approval.

2. Review the annual audited financial statements with management, including major issues regarding accounting and auditing principles and practices as well as the adequacy of internal controls that could significantly affect the Company's financial statements.

3. Review an analysis prepared by management and the independent auditor of significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements.

4. Review with management and the independent auditor the Company's quarterly financial statements prior to the public release of earnings.

5. Meet periodically with management to review the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

6. Review major changes to the Company's auditing and accounting principles and practices as suggested by the independent auditor, internal auditors or management.

7. Recommend to the Board the appointment of the independent auditor, which firm is ultimately accountable to the Audit Committee and the Board.

8. Review the fees to be paid to the independent auditor.

9. Receive periodic reports from the independent auditor regarding the auditor's independence, discuss such reports with the auditor, and if so determined by the Audit Committee, recommend that the Board take appropriate action to insure the independence of the auditor.

10. Evaluate the performance of the independent auditor and, if so determined by the Audit Committee, recommend that the Board replace the independent auditor.

11. Review the appointment and replacement of the senior internal auditing executive.

12. Review the significant reports to management prepared by the internal audit department and management's responses.

13. Meet with the independent auditor prior to the audit to review the planning and staffing of the audit.

14. Obtain from the independent auditor assurance that Section 10A of the Private Securities Litigation Reform Act of 1995 has not been implicated.

15. Obtain reports from management, the Company's senior internal auditing executive and the independent auditor that the Company's subsidiary/foreign affiliated entities are in conformity with applicable legal requirements and the Company's code of conduct.

16. Discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit.

17. Review with the independent auditor any problems or difficulties the auditor may have encountered and any management letter provided by the auditor and the Company's response to that letter. Such review should include:

   (a) Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to required information.

   (b) Any changes required in the planned scope of the internal audit.

   (c) The internal audit department responsibilities.

18. Prepare the report required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.

19. Advise the Board with respect to the Company's policies and procedures regarding compliance with applicable laws and regulations and with the Company's code of conduct.

20. Review with the Company's General Counsel legal matters that may have a material impact on the financial statements, the Company's compliance policies and any material reports or inquiries received from regulators or governmental agencies.

21. Meet at least annually with the chief financial officer, the senior internal auditing executive and the independent auditor.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditor. Nor is it the duty of the Audit Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditor or to assure compliance with laws and regulations and the Company's code of conduct.

APPENDIX B

FOURTH AMENDMENT TO
HEALTH CARE AND RETIREMENT CORPORATION
AMENDED STOCK OPTION PLAN FOR KEY EMPLOYEES

THIS FOURTH AMENDMENT TO THE HEALTH CARE AND RETIREMENT CORPORATION AMENDED STOCK OPTION PLAN FOR KEY EMPLOYEES, dated as of November 3, 2000 is made and adopted by Manor Care, Inc. (formerly known as HCR Manor Care, Inc. and Health Care and Retirement Corporation), a Delaware corporation (''Company''). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Plan (as defined below).

WHEREAS, the Company has adopted the Health Care and Retirement Corporation Amended Stock Option Plan For Key Employees (''Plan'') for the benefit of its key employees; and

WHEREAS, the Committee previously authorized the amendment of all stock option agreements issued to officers pursuant to the Plan to include the grant of additional options upon exercise of options by tendering shares of Common Stock (''Additional Option Provisions''); and

WHEREAS, the Committee has authorized an amendment to the Plan so that options issued pursuant to the Additional Option Provisions are subject to an annual grant limitation separate from the annual grant limitation applicable to discretionary grants; and

WHEREAS, this Fourth Amendment has been duly adopted by the Committee subject to the approval of the Company's stockholders within twelve months of the date hereof.

NOW, THEREFORE, in consideration of the foregoing, the Plan is hereby amended as follows:

1. The second sentence of Article III, Section 3.1 of the Plan is amended in its entirety, to read as follows:

> During the Company's fiscal year, no Employee shall be granted options to purchase more than 750,000 shares of common stock in total, with no Employee being granted options, in the discretion of the Committee, to purchase more than 375,000 shares of common stock and no Employee being granted options, pursuant to any additional option reload provisions contained in any employee stock option agreement, to purchase more than 375,000 shares of common stock.

2. Section 3.3(a) of the Plan is amended by substituting the following for clause (ii) thereof:

> ''(ii) Determine the number of shares to be subject to such Options granted to such selected key Employees, determine whether such Options shall be subject to the automatic grant of additional options upon the exercise of the Options with shares pursuant to an option reload provision, and determine whether such Options are to be Incentive Stock Options or Non-Qualified Options: and''

3. This Fourth Amendment shall be effective as of November 3, 2000 subject to approval thereof by the Company's stockholders within twelve months thereof.

4. Except as set forth herein, the Plan shall remain in full force and effect.

FIFTH AMENDMENT TO
HEALTH CARE AND RETIREMENT CORPORATION
AMENDED STOCK OPTION PLAN FOR KEY EMPLOYEES

THIS FIFTH AMENDMENT TO THE HEALTH CARE AND RETIREMENT CORPORATION AMENDED STOCK OPTION PLAN FOR KEY EMPLOYEES, dated as of February 1, 2001 is made and adopted by Manor Care, Inc. (formerly known as HCR Manor Care, Inc. and Health Care and Retirement Corporation), a Delaware corporation ("Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Plan (as defined below).

WHEREAS, the Company has adopted the Health Care and Retirement Corporation Amended Stock Option Plan For Key Employees ("Plan") for the benefit of its key employees; and

WHEREAS, the Committee deems it desirable to increase the number of shares available for grant to any one individual under the Plan, subject to stockholder approval; and

WHEREAS, this Fifth Amendment has been duly adopted by the Committee subject to the approval of the Company's stockholders within twelve months of the date hereof.

NOW, THEREFORE, in consideration of the foregoing, the Plan is hereby amended as follows:

1. The second sentence of Article III, Section 3.1 of the Plan is amended in its entirety, to read as follows:

During the Company's fiscal year, no Employee shall be granted options to purchase more than 875,000 shares of common stock in total, with no Employee being granted options, in the discretion of the Committee, to purchase more than 500,000 shares of common stock and no Employee being granted options, pursuant to any additional option reload provisions contained in any employee stock option agreement, to purchase more than 375,000 shares of common stock.

2. This Fifth Amendment shall be effective as of February 1, 2001 subject to approval thereof by the Company's stockholders within twelve months thereof.

3. Except as set forth herein, the Plan shall remain in full force and effect.

The Equity Incentive Plan of
Manor Care, Inc.

Manor Care, Inc., a Delaware corporation, has adopted this Equity Incentive Plan of Manor Care, Inc., (the ''Plan''), effective February 6, 2001 for the benefit of its eligible employees, consultants and directors.

The purposes of the Plan are as follows:

(1) To provide an additional incentive for directors, key Employees and Consultants (as such terms are defined below) to further the growth, development and financial success of the Company by personally benefiting through the ownership of Company stock.

(2) To enable the Company to obtain and retain the services of directors, key Employees and Consultants considered essential to the long range success of the Company by offering them an opportunity to own stock in the Company.

Article I
Definitions

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

1.1. *''Additional Option''* means an Option granted to a Holder to purchase a number of shares of Common Stock equal to the number of shares of Common Stock tendered or relinquished by the Holder in payment of the exercise price upon exercise of an Option and/or the number of shares of Common Stock tendered or relinquished in payment of the amount to be withheld under the applicable federal, state and local income tax laws in connection with the exercise of an Option as described in Article VII.

1.2. *''Additional Option Feature''* means the feature of an Option that provides for the automatic grant of an Additional Option in accordance with the provisions described in Article VII.

1.3. *''Administrator''* shall mean the entity that conducts the general administration of the Plan as provided herein. With reference to the administration of the Plan with respect to Options granted to Outside Directors, the term ''Administrator'' shall refer to the Board. With reference to the administration of the Plan with respect to any other Award, the term ''Administrator'' shall refer to the Committee unless the Board has assumed the authority for administration of the Plan generally as provided in Section 9.1.

1.4. *''Award''* shall mean an Option or Restricted Stock award (collectively, ''Awards'').

1.5. *''Award Agreement''* shall mean a written agreement executed by an authorized officer of the Company and the Holder which shall contain such terms and conditions with respect to an Award as the Administrator shall determine, consistent with the Plan.

1.6. *''Award Limit''* shall mean 1,000,000 shares of Common Stock, as adjusted pursuant to Section 10.3.

1.7. *''Board''* shall mean the Board of Directors of the Company.

1.8. *''Code''* shall mean the Internal Revenue Code of 1986, as amended.

1.9. *"Committee"* shall mean the Compensation Committee of the Board, or another committee or subcommittee of the Board, appointed as provided in Section 9.1.

1.10. *"Common Stock"* shall mean the common stock of the Company, par value $0.01 per share.

1.11. *"Company"* shall mean Manor Care, Inc., a Delaware corporation.

1.12. *"Consultant"* shall mean any consultant or adviser if:

   (a) The consultant or adviser renders bona fide services to the Company;

   (b) The services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities; and

   (c) The consultant or adviser is a natural person who has contracted directly with the Company to render such services.

1.13. *"Director"* shall mean a member of the Board.

1.14. *"DRO"* shall mean a domestic relations order as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder.

1.15. *"Employee"* shall mean any officer or other employee (as defined in accordance with Section 3401(c) of the Code) of the Company, or of any corporation which is a Subsidiary.

1.16. *"Exchange Act"* shall mean the Securities Exchange Act of 1934, as amended.

1.17. *"Fair Market Value"* of a share of Common Stock as of a given date shall be (a) the closing price of a share of Common Stock on the principal exchange on which shares of Common Stock are then trading, if any, on the trading day previous to such date, or if shares were not traded on the trading day previous to such date, then on the next preceding date on which a trade occurred, or (b) if Common Stock is not traded on an exchange but is quoted on Nasdaq or a successor quotation system, the mean between the closing representative bid and asked prices for the Common Stock on the trading day previous to such date as reported by Nasdaq or such successor quotation system, or (c) if Common Stock is not publicly traded on an exchange and not quoted on Nasdaq or a successor quotation system, the Fair Market Value of a share of Common Stock as established by the Administrator acting in good faith.

1.18. *"Holder"* shall mean a person who has been granted or awarded an Award.

1.19. *"Incentive Stock Option"* shall mean an option which conforms to the applicable provisions of Section 422 of the Code and which is designated as an Incentive Stock Option by the Administrator.

1.20. *"Non-Qualified Stock Option"* shall mean an Option which is not designated as an Incentive Stock Option by the Administrator.

1.21. *"Option"* shall mean a stock option granted under Article IV of the Plan and, solely for the purposes of the Additional Option provisions of the Plan, "Option" shall also mean a stock option granted under the Amended Stock Option Plan for Key Employees. An Option granted under the Plan shall, as determined by the Administrator, be either a Non-Qualified Stock Option or an Incentive Stock Option; *provided, however,* that Options granted to Outside Directors and Consultants shall be Non-Qualified Stock Options.

1.22. *"Outside Director"* shall mean a member of the Board who is not an Employee of the Company.

1.23. *"Performance Criteria"* shall mean the following business criteria with respect to the Company, any Subsidiary or any division or operating unit: (a) net income, (b) pre-tax income, (c) operating income, (d) cash flow, (e) earnings per share, (f) return on equity, (g) return on invested capital or assets, (h) cost reductions or savings, (i) funds from operations, (j) appreciation in the fair market value of Common Stock, and (k) earnings before any one or more of the following items: interest, taxes, depreciation or amortization.

1.24. *"Plan"* shall mean the Equity Incentive Plan of Manor Care, Inc.

1.25. *"Restricted Stock"* shall mean Common Stock awarded under Article VIII of the Plan.

1.26. *"Rule 16b-3"* shall mean Rule 16b-3 promulgated under the Exchange Act, as such Rule may be amended from time to time.

1.27. *"Section 162(m) Participant"* shall mean any key Employee designated by the Administrator as a key Employee whose compensation for the fiscal year in which the key Employee is so designated or a future fiscal year may be subject to the limit on deductible compensation imposed by Section 162(m) of the Code.

1.28. *"Securities Act"* shall mean the Securities Act of 1933, as amended.

1.29. *"Subsidiary"* shall mean any corporation in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain then owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

1.30. *"Substitute Award"* shall mean an Option granted under this Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by a company or other entity in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock; *provided, however,* that in no event shall the term "Substitute Award" be construed to permit an award made in connection with the cancellation and repricing of an Option.

1.31. *"Termination of Consultancy"* shall mean the time when the engagement of a Holder as a Consultant to the Company or a Subsidiary is terminated for any reason, with or without cause, including, but not by way of limitation, by resignation, discharge, death or retirement, but excluding terminations where there is a simultaneous commencement of employment with the Company or any Subsidiary. The Administrator, in its absolute discretion, shall determine the effect of all matters and questions relating to Termination of Consultancy, including, but not by way of limitation, the question of whether a Termination of Consultancy resulted from a discharge for good cause, and all questions of whether a particular leave of absence constitutes a Termination of Consultancy. Notwithstanding any other provision of the Plan, the Company or any Subsidiary has an absolute and unrestricted right to terminate a Consultant's service at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in writing.

1.32. *"Termination of Directorship"* shall mean the time when a Holder who is an Outside Director ceases to be a Director for any reason, including, but not by way of limitation, a termination by resignation, failure to be elected, death or retirement. The Board, in its sole and absolute discretion, shall determine the effect of all matters and questions relating to Termination of Directorship with respect to Outside Directors.

1.33. *"Termination of Employment"* shall mean the time when the employee-employer relationship between a Holder and the Company or any Subsidiary is terminated for any reason, with or without cause, including, but not by way of limitation, a termination by resignation, discharge, death, disability or retirement; but excluding (a) terminations where there is a simultaneous reemployment or continuing employment of a Holder by the Company or any Subsidiary, (b) at the discretion of the Administrator, terminations which result in a temporary severance of the employee-employer relationship, and (c) at the discretion of the Administrator, terminations which are followed by the simultaneous establishment of a consulting relationship by the Company or a Subsidiary with the former employee. The Administrator, in its absolute discretion, shall determine the effect of all matters and questions relating to Termination of Employment, including, but not by way of limitation, the question of whether a Termination of Employment resulted from a discharge for good cause, and all questions of whether a particular leave of absence constitutes a Termination of Employment; *provided, however,* that, with respect to Incentive Stock Options, unless otherwise determined by the Administrator in its discretion, a leave of absence, change in status from an employee to an independent contractor or other change in the employee-employer relationship shall constitute a Termination of Employment if, and to the extent that, such leave of absence, change in status or other change interrupts employment for the purposes of Section 422(a)(2) of the Code and the then applicable regulations and revenue rulings under said Section.

Article II
Shares Subject to Plan

2.1. *Shares Subject to Plan.*

(a) The shares of stock subject to Awards shall be shares of the Company's Common Stock. Subject to adjustment as provided in Section 10.3, the aggregate number of such shares which may be issued upon exercise of Options or as awards of Restricted Stock under the Plan shall not exceed 4,000,000, no more than 750,000 of which shall be awards of Restricted Stock. The shares of Common Stock issuable upon exercise of such Options or as Restricted Stock may be either previously authorized but unissued shares or treasury shares.

(b) The maximum number of shares which may be subject to Awards granted under the Plan to any individual in any fiscal year shall not exceed the Award Limit. To the extent required by Section 162(m) of the Code, shares subject to Options which are canceled continue to be counted against the Award Limit.

2.2. *Add-back of Options and Other Rights.* If any Option or Restricted Stock award expires or is canceled without having been fully exercised, or is exercised in whole or in part for cash as permitted by the Plan, the number of shares subject to such Option or other Award but as to which such Option or other Award was not exercised prior to its expiration, cancellation or exercise may again be optioned, granted or awarded hereunder, subject to the limitations of Section 2.1. Furthermore, any shares subject to Awards which are adjusted pursuant to Section 10.3 and become exercisable with respect to shares of stock of another corporation shall be considered cancelled and may again be optioned, granted or awarded hereunder, subject to the limitations of Section 2.1. Shares of Common Stock which are delivered by the Holder or withheld by the Company upon the exercise of any Award under the Plan, in payment of the exercise price thereof or tax withholding thereon, may again be optioned, granted or awarded hereunder, subject to the limitations of Section 2.1. If any shares of Restricted Stock are surrendered by the Holder or repurchased by the Company pursuant to Section 8.4 or 8.5 hereof, such shares may again be optioned, granted or awarded hereunder, subject to the limitations of Section 2.1. Notwithstanding the provisions of this Section 2.2, no shares of Common Stock may again be optioned, granted or awarded if such action would cause an Incentive Stock Option to fail to qualify as an incentive stock option under Section 422 of the Code.

Article III

Granting of Awards

3.1. *Award Agreement.* Each Award shall be evidenced by an Award Agreement. Award Agreements evidencing Awards intended to qualify as performance-based compensation as described in Section 162(m)(4)(C) of the Code shall contain such terms and conditions as may be necessary to meet the applicable provisions of Section 162(m) of the Code. Award Agreements evidencing Incentive Stock Options shall contain such terms and conditions as may be necessary to meet the applicable provisions of Section 422 of the Code.

3.2. *Provisions Applicable to Section 162(m) Participants.*

(a) The Committee, in its discretion, may determine whether an Award is to qualify as performance-based compensation as described in Section 162(m)(4)(C) of the Code.

(b) Notwithstanding anything in the Plan to the contrary, the Committee may grant any Award to a Section 162(m) Participant, including Restricted Stock the restrictions with respect to which lapse upon the attainment of performance goals which are related to one or more of the Performance Criteria.

(c) To the extent necessary to comply with the performance-based compensation requirements of Section 162(m)(4)(C) of the Code, with respect to any Award granted under Article VIII which may be granted to one or more Section 162(m) Participants, no later than ninety (90) days following the commencement of any fiscal year in question or any other designated fiscal period or period of service (or such other time as may be required or permitted by Section 162(m) of the Code), the Committee shall, in writing, (i) designate one or more Section 162(m) Participants, (ii) select the Performance Criteria applicable to the fiscal year or other designated fiscal period or period of service, (iii) establish the various performance targets, in terms of an objective formula or standard, and amounts of such Awards, as applicable, which may be earned for such fiscal year or other designated fiscal period or period of service, and (iv) specify the relationship between Performance Criteria and the performance targets and the amounts of such Awards, as applicable, to be earned by each Section 162(m) Participant for such fiscal year or other designated fiscal period or period of service. Following the completion of each fiscal year or other designated fiscal period or period of service, the Committee shall certify in writing whether the applicable performance targets have been achieved for such fiscal year or other designated fiscal period or period of service. In determining the amount earned by a Section 162(m) Participant, the Committee shall have the right to reduce (but not to increase) the amount payable at a given level of performance to take into account additional factors that the Committee may deem relevant to the assessment of individual or corporate performance for the fiscal year or other designated fiscal period or period of service.

(d) Notwithstanding any other provision of the Plan, any Award which is granted to a Section 162(m) Participant and is intended to qualify as performance-based compensation as described in Section 162(m)(4)(C) of the Code shall be subject to any additional limitations set forth in Section 162(m) of the Code (including any amendment to Section 162(m) of the Code) or any regulations or rulings issued thereunder that are requirements for qualification as performance-based compensation as described in Section 162(m)(4)(C) of the Code, and the Plan shall be deemed amended to the extent necessary to conform to such requirements.

3.3. *Limitations Applicable to Section 16 Persons.* Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any individual who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 of the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

3.4. *Consideration.* In consideration of the granting of an Award under the Plan, the Holder shall agree, in the Award Agreement, to remain in the employ of (or to consult for or to serve as an Outside Director of, as applicable) the Company or any Subsidiary for a period of at least one year (or such shorter period as may be fixed in the Award Agreement or by action of the Administrator following grant of the Award) after the Award is granted (or, in the case of an Outside Director, until the next annual meeting of stockholders of the Company).

3.5. *At-Will Employment.* Nothing in the Plan or in any Award Agreement hereunder shall confer upon any Holder any right to continue in the employ of, or as a Consultant for, the Company or any Subsidiary, or as a director of the Company, or shall interfere with or restrict in any way the rights of the Company or any Subsidiary, which are hereby expressly reserved, to discharge any Holder at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written employment or other agreement between the Holder and the Company or any Subsidiary.

Article IV

Granting of Options to Employees, Consultants and Outside Directors

4.1. *Eligibility.* Any Employee or Consultant selected by the Committee pursuant to Section 4.4(a)(i) shall be eligible to be granted an Option. Each Outside Director of the Company shall be eligible to be granted Options at the times and in the manner set forth in Section 4.5.

4.2. *Disqualification for Stock Ownership.* No person may be granted an Incentive Stock Option under the Plan if such person, at the time the Incentive Stock Option is granted, owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any then existing Subsidiary or parent corporation (within the meaning of Section 422 of the Code) unless such Incentive Stock Option conforms to the applicable provisions of Section 422 of the Code.

4.3. *Qualification of Incentive Stock Options.* No Incentive Stock Option shall be granted to any person who is not an Employee.

4.4. *Granting of Options to Employees and Consultants*.

(a) The Committee shall from time to time, in its absolute discretion, and subject to applicable limitations of the Plan:

(i) Determine which Employees are key Employees and select from among the key Employees or Consultants (including Employees or Consultants who have previously received Awards under the Plan) such of them as in its opinion should be granted Options;

(ii) Subject to the Award Limit, determine the number of shares to be subject to such Options granted to the selected key Employees or Consultants;

(iii) Subject to Section 4.3, determine whether such Options are to be Incentive Stock Options or Non-Qualified Stock Options and whether such Options are to qualify as performance-based compensation as described in Section 162(m)(4)(C) of the Code; and

(iv) Determine the terms and conditions of such Options, consistent with the Plan; *provided, however,* that the terms and conditions of Options intended to qualify as performance-based compensation as described in Section 162(m)(4)(C) of the Code shall include, but not be limited to, such terms and conditions as may be necessary to meet the applicable provisions of Section 162(m) of the Code.

(b) Upon the selection of a key Employee or Consultant to be granted an Option, the Committee shall cause an appropriate officer of the Company to issue the Option and may impose such conditions on the grant of the Option as it deems appropriate.

(c) Any Incentive Stock Option granted under the Plan may be modified by the Committee, with the consent of the Holder, to disqualify such Option from treatment as an ''incentive stock option'' under Section 422 of the Code.

4.5. *Granting of Options to Outside Directors.* During the term of the Plan, each person who is an Outside Director automatically shall be granted (a) an Option to purchase 9,000 shares of Common Stock (subject to adjustment as provided in Section 10.3) on the next business day following the date of such person's election or appointment as an Outside Director, and (b) after having served at least one year as an Outside Director, an Option to purchase 9,000 shares of Common Stock (subject to adjustment as provided in Section 10.3) on the next business day following each annual meeting of stockholders.

Article V

Terms of Options

5.1. *Option Price.*

The price per share of the shares subject to each Option granted to Employees and Consultants shall be the Fair Market Value of a share of Common Stock on the date the Option is granted.

5.2. *Option Term.* Subject to the provisions of Sections 5.4 and 5.5, the term of an Option granted to an Employee or Consultant shall be set by the Committee in its discretion; *provided, however,* that, in the case of Incentive Stock Options, the term shall not be more than 10 years from the date the Incentive Stock Option is granted, or five years from the date the Incentive Stock Option is granted if the Incentive Stock Option is granted to an individual then owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or any Subsidiary or parent corporation thereof (within the meaning of Section 422 of the Code). Except as limited by requirements of Section 422 of the Code and regulations and rulings thereunder applicable to Incentive Stock Options, the Committee may extend the term of any outstanding Option in connection with any Termination of Employment or Termination of Consultancy of the Holder, or amend any other term or condition of such Option relating to such a termination.

5.3. *Option Vesting.*

(a) The period during which the right to exercise, in whole or in part, an Option granted to an Employee or a Consultant vests in the Holder shall be set by the Committee and the Committee may determine that an Option may not be exercised in whole or in part for a specified period after it is granted. At any time after grant of an Option, the Committee may, in its sole and absolute discretion and subject to whatever terms and conditions it selects, accelerate the period during which an Option granted to an Employee or Consultant vests.

(b) No portion of an Option granted to an Employee or Consultant which is unexercisable at Termination of Employment or Termination of Consultancy, as applicable, shall thereafter become exercisable, except as may be otherwise provided by the Committee either in the Award Agreement or by action of the Committee following the grant of the Option.

(c) To the extent that the aggregate Fair Market Value of stock with respect to which "incentive stock options" (within the meaning of Section 422 of the Code, but without regard to Section 422(d) of the Code) are exercisable for the first time by a Holder during any calendar year (under the Plan and all other incentive stock option plans of the Company and any parent or subsidiary corporation, within the meaning of Section 422 of the Code) of the Company, exceeds $100,000, such Options shall be treated as Non-Qualified Stock Options to the extent required by Section 422 of the Code. The rule set forth in the preceding sentence shall be applied by taking Options into account in the order in which they were granted. For purposes of this Section 5.3(c), the Fair Market Value of stock shall be determined as of the time the Option with respect to such stock is granted.

5.4. *Limitations on Exercise of Options Granted To Employees and Consultants.* No Option granted to an Employee or Consultant may be exercised to any extent by anyone after the first to occur of the following events:

(a) In the case of an Incentive Stock Option, (A) the expiration of ten years from the date the Option was granted, or (B) in the case of a holder owning (within the meaning of Section 424(d) of the Code), at the time the Option was granted, more than 10% of the total combined voting power of all classes of stock of the Company, any Subsidiary or any Parent Corporation, the expiration of five years from the date the Option was granted; or

(b) In the case of a Non-Qualified Option, the expiration of ten years and one day from the date the Option was granted; or

(c) Except in the case of any Holder who is totally disabled (within the meaning of Section 22(e)(3) of the Code for purposes of an Incentive Stock Option, or otherwise as determined by the Committee in accordance with Company policies), the expiration of three months from the date of the Holder's Termination of Employment for any reason other than such Holder's death unless the Holder dies within said three-month period; or

(d) In the event of a Holder who is totally disabled (within the meaning of Section 22(e)(3) of the Code for purposes of an Incentive Stock Option, or otherwise as determined by the Committee in accordance with Company policies), the expiration of one year from the date of the Holder's Termination of Employment by reason of the Holder's disability unless the Holder dies within said one-year period; or

(e) The expiration of one year from the date of the Holder's death.

(f) Subject to the provisions of Section 4.4(a), the Committee shall provide, in the terms of each individual Option, when such Option expires and becomes unexercisable; and (without limiting the generality of the foregoing) the Committee may provide in the terms of individual Options that said Options expire immediately upon a Termination of Employment; provided, however, that provision may be made that such Option shall become exercisable in the event of a Termination of Employment because of the Optionee's normal retirement (as determined by the Committee in accordance with Company policies), total disability (within the meaning of Section 22(e)(3) of the Code for purposes of an Incentive Stock Option, or otherwise as determined by the Committee in accordance with Company policies), early retirement with the consent of the Committee or death.

5.5. *Limitations on Exercise of Options Granted to Outside Directors.* No Option granted to an Outside Director may be exercised to any extent by anyone after the first to occur of the following events:

(a) The expiration of 12 months from the date of the Holder's death;

(b) The expiration of 12 months from the date of the Holder's Termination of Directorship by reason of the Holder's permanent and total disability (within the meaning of Section 22(e)(3) of the Code);

(c) The expiration of three months from the date of the Holder's Termination of Directorship for any reason other than such Holder's death or the Holder's permanent and total disability, unless the Holder dies within said three-month period; or

(d) The expiration of 10 years from the date the Option was granted.

5.6. *Price and Exercisability of Options Granted to Outside Directors.* The price per share of the shares subject to each Option granted to an Outside Director shall equal the Fair Market Value of a share of Common Stock on the date the Option is granted. Options granted to Outside Directors shall be immediately and fully exercisable.

5.7. *Additional Limitations on Exercise of Options.* Holders may be required to comply with any timing or other restrictions with respect to the settlement or exercise of an Option, including a window-period limitation, as may be imposed in the discretion of the Administrator.

5.8. *Substitute Awards.* Notwithstanding the foregoing provisions of this Article V to the contrary, in the case of an Option that is a Substitute Award, the price per share of the shares subject to such Option may be less than the Fair Market Value per share on the date of grant, *provided,* that the excess of:

(a) The aggregate Fair Market Value (as of the date such Substitute Award is granted) of the shares subject to the Substitute Award; over

(b) The aggregate exercise price thereof; does not exceed the excess of:

(c) The aggregate fair market value (as of the time immediately preceding the transaction giving rise to the Substitute Award, such fair market value to be determined by the Committee) of the shares of the predecessor entity that were subject to the grant assumed or substituted for by the Company; over

(d) The aggregate exercise price of such shares.

5.9. *Repricing Prohibited.* No Option may be repriced, replaced, regranted through cancellation, or modified without stockholder approval (except in connection with a change in the Company's capitalization), if the effect of any such action would be to reduce the exercise price for the shares underlying such award.

Article VI

Exercise of Options

6.1. *Partial Exercise.* An exercisable Option may be exercised in whole or in part. However, an Option shall not be exercisable with respect to fractional shares and the Administrator may require that, by the terms of the Option, a partial exercise be limited to a minimum number of shares.

6.2. *Manner of Exercise.* All or a portion of an exercisable Option shall be deemed exercised upon delivery of all of the following to the Secretary of the Company or the Secretary's office:

(a) A written notice complying with the applicable rules established by the Administrator stating that the Option, or a portion thereof, is exercised. The notice shall be signed by the Holder or other person then entitled to exercise the Option or such portion of the Option;

(b) Such representations and documents as the Administrator, in its absolute discretion, deems necessary or advisable to effect compliance with all applicable provisions of the Securities Act and any other federal or state securities laws or regulations. The Administrator may, in its absolute discretion, also take whatever additional actions it deems appropriate to effect such compliance including, without limitation, placing legends on share certificates and issuing stop-transfer notices to agents and registrars;

(c) In the event that the Option shall be exercised pursuant to Section 10.1 by any person or persons other than the Holder, appropriate proof of the right of such person or persons to exercise the Option; and

(d) Full cash payment to the Secretary of the Company for the shares with respect to which the Option, or portion thereof, is exercised. However, the Administrator may, in its discretion, (i) allow a delay in cash payment up to 30 days from the date the Option, or portion thereof, is exercised; (ii) allow payment, in whole or in part, through the delivery of shares of Common Stock which have been owned by the Holder for at least six months, duly endorsed for transfer to the Company with a Fair Market Value on the date of exercise equal to the aggregate exercise price of the Option or exercised portion thereof; (iii) allow payment, in whole or in part, through the surrender of shares of Common Stock then issuable upon exercise of the Option having a Fair Market Value on the date of Option exercise equal to the aggregate exercise price of the Option or exercised portion thereof; (iv) allow payment, in whole or in part, through the delivery of property of any kind which constitutes good and valuable consideration; (v) allow payment, in whole or in part, through the delivery of a full recourse promissory note bearing interest (at a market rate determined by the Administrator) and payable upon such terms as may be prescribed by the Administrator; (vi) allow payment, in whole or in part, through the delivery of a notice that the Holder has placed a market sell order with a broker with respect to shares of Common Stock then issuable upon exercise of the Option, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the Option exercise price, *provided* that payment of such proceeds is then made to the Company upon settlement of such sale; or (vii) allow payment through any combination of the consideration provided in the foregoing subparagraphs (ii), (iii), (iv), (v) and (vi). In the case of a promissory note, the Administrator may also prescribe the form of such note and the security to be given for such note. The Option may not be exercised, however, by delivery of a promissory note or by a loan from the Company when or where such loan or other extension of credit is prohibited by law.

6.3. *Conditions to Issuance of Stock Certificates.* The Company shall not be required to issue or deliver any certificate or certificates for shares of stock purchased upon the exercise of any Option or portion thereof prior to fulfillment of all of the following conditions:

(a) The admission of such shares to listing on all stock exchanges on which such class of stock is then listed;

(b) The completion of any registration or other qualification of such shares under any state or federal law, or under the rulings or regulations of the Securities and Exchange Commission or any other governmental regulatory body which the Administrator shall, in its absolute discretion, deem necessary or advisable;

(c) The obtaining of any approval or other clearance from any state or federal governmental agency which the Administrator shall, in its absolute discretion, determine to be necessary or advisable;

(d) The lapse of such reasonable period of time following the exercise of the Option as the Administrator may establish from time to time for reasons of administrative convenience; and

(e) The receipt by the Company of full payment for such shares, including payment of any applicable withholding tax, which in the discretion of the Administrator may be in the form of consideration used by the Holder to pay for such shares under Section 6.2(d).

6.4. *Rights as Stockholders.* Holders shall not be, nor have any of the rights or privileges of, stockholders of the Company in respect of any shares purchasable upon the exercise of any part of an Option unless and until certificates representing such shares have been issued by the Company to such Holders.

6.5. *Ownership and Transfer Restrictions.* The Administrator, in its absolute discretion, may impose such restrictions on the ownership and transferability of the shares purchasable upon the exercise of an Option as it deems appropriate. Any such restriction shall be set forth in the respective Award Agreement and may be referred to on the certificates evidencing such shares. The Holder shall give the Company prompt notice of any disposition of shares of Common Stock acquired by exercise of an Incentive Stock Option within (a) two years from the date of granting (including the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code) such Option to such Holder, or (b) one year after the transfer of such shares to such Holder.

<center>

Article VII

Additional Options

</center>

7.1. *Additional Options.*

(a) The Administrator may, at or after the date of grant of an Option, grant Additional Options. Additional Options may be granted with respect to any outstanding Option.

(b) If a Holder exercises an option that has an Additional Option Feature by relinquishing shares of Common Stock, the Holder shall automatically be granted an Additional Option. The Additional Option shall be subject to the following provisions:

(i) The Additional Option shall cover the number of shares of Common Stock equal to the sum of (A) the number of shares of Common Stock tendered or relinquished as consideration upon the exercise of the Option to which such Additional Option Feature relates and (B) the number of shares of Common Stock tendered or relinquished in payment of the amount to be withheld under applicable federal, state and local income tax laws in connection with the exercise of the option to which such Additional Option Feature relates;

(ii) The Additional Option will not have an Additional Option Feature unless the Committee directs otherwise;

(iii) The Additional Option exercise price shall be the Fair Market Value per share on the date following the day on which the Holder exercises the Option that has the Additional Option Feature; and

<center>C-11</center>

(iv) The Additional Option shall have the same termination date and other termination provisions as the underlying Option that had the Additional Option Feature.

Article VIII

Award of Restricted Stock

8.1. *Eligibility.* Subject to the Award Limit, Restricted Stock may be awarded to any Employee who the Committee determines is a key Employee or any Consultant who the Committee determines should receive such an Award.

8.2. *Award of Restricted Stock.*

(a) The Committee may from time to time, in its absolute discretion:

(i) Determine which Employees are key Employees and select from among the key Employees or Consultants (including Employees or Consultants who have previously received other awards under the Plan) such of them as in its opinion should be awarded Restricted Stock; and

(ii) Determine the purchase price, if any, and other terms and conditions applicable to such Restricted Stock, consistent with the Plan.

(iii) The Committee shall establish the purchase price, if any, and form of payment for Restricted Stock; *provided, however,* that such purchase price shall be no less than the par value of the Common Stock to be purchased, unless otherwise permitted by applicable state law. In all cases, legal consideration shall be required for each issuance of Restricted Stock.

(iv) Upon the selection of a key Employee or Consultant to be awarded Restricted Stock, the Committee shall instruct the Secretary of the Company to issue such Restricted Stock and may impose such conditions on the issuance of such Restricted Stock as it deems appropriate.

8.3. *Rights as Stockholders.* Subject to Section 8.4, upon delivery of the shares of Restricted Stock to the escrow holder pursuant to Section 8.6, the Holder shall have, unless otherwise provided by the Committee, all the rights of a stockholder with respect to said shares, subject to the restrictions in the Holder's Award Agreement, including the right to receive all dividends and other distributions paid or made with respect to the shares; *provided, however,* that in the discretion of the Committee, any extraordinary distributions with respect to the Common Stock shall be subject to the restrictions set forth in Section 8.4.

8.4. *Restriction.* All shares of Restricted Stock issued under the Plan (including any shares received by Holders thereof with respect to shares of Restricted Stock as a result of stock dividends, stock splits or any other form of recapitalization) shall, in the terms of each individual Award Agreement, be subject to such restrictions as the Committee shall provide, which restrictions may include, without limitation, restrictions concerning voting rights and transferability and restrictions based on duration of employment with the Company, Company performance and individual performance; *provided, however,* that, unless the Committee otherwise provides in the terms of the Award Agreement or otherwise, no share of Restricted Stock granted to a person subject to Section 16 of the Exchange Act shall be sold, assigned or otherwise transferred until at least six months and one day have elapsed from the date on which the Restricted Stock was issued, and *provided, further,* that, except with respect to shares of Restricted Stock granted to Section 162(m) Participants, by action taken after the Restricted Stock is issued, the Committee may, on such terms and conditions as it may determine to be appropriate, remove any or all of the restrictions imposed by the terms of the Award Agreement. Restricted Stock may not be sold or encumbered until all restrictions are terminated or expire. If no consideration was paid by the Holder upon issuance, a Holder's rights in unvested Restricted Stock shall lapse, and such Restricted Stock shall be surrendered to the Company without consideration, upon Termination of Employment or, if applicable, upon Termination of Consultancy with the Company; *provided, however,* except with respect to shares of Restricted Stock granted to Section 162(m) Participants, the Committee in its sole and absolute discretion may provide that no such lapse or surrender shall occur in the event of a Termination of Employment or a Termination of Consultancy without cause or following any change in control of the Company or because of the Holder's retirement, or otherwise.

8.5. *Repurchase of Restricted Stock.* The Committee shall provide in the terms of each individual Award Agreement that the Company shall have the right to repurchase from the Holder the Restricted Stock then subject to restrictions under the Award Agreement immediately upon a Termination of Employment or, if applicable, upon a Termination of Consultancy between the Holder and the Company, at a cash price per share equal to the price paid by the Holder for such Restricted Stock; *provided, however,* that, except with respect to shares of Restricted Stock granted to Section 162(m) Participants, the Committee in its sole and absolute discretion may provide that no such right of repurchase shall exist in the event of a Termination of Employment or a Termination of Consultancy without cause or following any change in control of the Company or because of the Holder's retirement, or otherwise.

8.6. *Escrow.* The Secretary of the Company or such other escrow holder as the Committee may appoint shall retain physical custody of each certificate representing Restricted Stock until all of the restrictions imposed under the Award Agreement with respect to the shares evidenced by such certificate expire or shall have been removed.

8.7. *Legend.* In order to enforce the restrictions imposed upon shares of Restricted Stock hereunder, the Committee shall cause a legend or legends to be placed on certificates representing all shares of Restricted Stock that are still subject to restrictions under Award Agreements, which legend or legends shall make appropriate reference to the conditions imposed thereby.

8.8. *Section 83(b) Election.* If a Holder makes an election under Section 83(b) of the Code, or any successor section thereto, to be taxed with respect to the Restricted Stock as of the date of transfer of the Restricted Stock rather than as of the date or dates upon which the Holder would otherwise be taxable under Section 83(a) of the Code, the Holder shall deliver a copy of such election to the Company immediately after filing such election with the Internal Revenue Service.

Article IX

Administration

9.1. *Compensation Committee.* The Compensation Committee (or another committee or a subcommittee of the Board assuming the functions of the Committee under the Plan) shall consist solely of two or more Outside Directors appointed by and holding office at the pleasure of the Board, each of whom is both a "non-employee director" as defined by Rule 16b-3 and an "outside director" for purposes of Section 162(m) of the Code. Appointment of Committee members shall be effective upon acceptance of appointment. Committee members may resign at any time by delivering written notice to the Board. Vacancies in the Committee may be filled by the Board.

9.2. *Duties and Powers of Committee.* It shall be the duty of the Committee to conduct the general administration of the Plan in accordance with its provisions. The Committee shall have the power to interpret the Plan and the Award Agreements, and to adopt such rules for the administration, interpretation and application of the Plan as are consistent therewith, to interpret, amend or revoke any such rules and to amend any Award Agreement provided that the rights or obligations of the Holder of the Award that is the subject of any such Award Agreement are not affected adversely. Any such grant or award under the Plan need not be the same with respect to each Holder. Any such interpretations and rules with respect to Incentive Stock Options shall be consistent with the provisions of Section 422 of the Code. In its absolute discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Committee under the Plan except with respect to matters which under Rule 16b-3 or Section 162(m) of the Code, or any regulations or rules issued thereunder, are required to be determined in the sole discretion of the Committee. Notwithstanding the foregoing, the full Board, acting by a majority of its members in office, shall conduct the general administration of the Plan with respect to Options granted to Outside Directors.

9.3. *Majority Rule; Unanimous Written Consent.* The Committee shall act by a majority of its members in attendance at a meeting at which a quorum is present or by a memorandum or other written instrument signed by all members of the Committee.

9.4. *Compensation; Professional Assistance; Good Faith Actions.* Members of the Committee shall receive such compensation for their services as members as may be determined by the Board. All expenses and liabilities which members of the Committee incur in connection with the administration of the Plan shall be borne by the Company. The Committee may, with the approval of the Board, employ attorneys, consultants, accountants, appraisers, brokers or other persons. The Committee, the Company and the Company's officers and Directors shall be entitled to rely upon the advice, opinions or valuations of any such persons. All actions taken and all interpretations and determinations made by the Committee or the Board in good faith shall be final and binding upon all Holders, the Company and all other interested persons. No members of the Committee or Board shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or Awards, and all members of the Committee and the Board shall be fully protected by the Company in respect of any such action, determination or interpretation.

Article X
Miscellaneous Provisions

10.1. *Transferability of Awards.*

(a) Except as otherwise provided in Section 10.1(b):

(i) No Award under the Plan may be sold, pledged, assigned or transferred in any manner other than by will or the laws of descent and distribution or, subject to the consent of the Administrator, pursuant to a DRO, unless and until such Award has been exercised, or the shares underlying such Award have been issued, and all restrictions applicable to such shares have lapsed;

(ii) No Option or Restricted Stock award, or interest or right therein shall be liable for the debts, contracts or engagements of the Holder or the Holder's successors in interest or shall be subject to disposition by transfer, alienation, anticipation, pledge, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy), and any attempted disposition thereof shall be null and void and of no effect, except to the extent that such disposition is permitted by the preceding sentence; and

(iii) During the lifetime of the Holders, only the Holder may exercise an Option or other Award (or any portion thereof) granted to the Holder under the Plan, unless it has been disposed of pursuant to a DRO; after the death of the Holder, any exercisable portion of an Option or other Award may, prior to the time when such portion becomes unexercisable under the Plan or the applicable Award Agreement, be exercised by the Holder's personal representative or by any person empowered to do so under the deceased Holder's will or under the then applicable laws of descent and distribution.

(b) Notwithstanding Section 10.1(a), the Administrator, in its sole discretion, may determine to permit a Holder to transfer a Non-Qualified Stock Option to any one or more Permitted Transferees (as defined below), subject to the following terms and conditions: (i) a Non-Qualified Stock Option transferred to a Permitted Transferee shall not be assignable or transferable by the Permitted Transferee other than by will or the laws of descent and distribution; (ii) any Non-Qualified Stock Option which is transferred to a Permitted Transferee shall continue to be subject to all the terms and conditions of the Non-Qualified Stock Option as applicable to the original Holder (other than the ability to further transfer the Non-Qualified Stock Option); and (iii) the Holder and the Permitted Transferee shall execute any and all documents requested by the Administrator, including, without limitation documents to (A) confirm the status of the transferee as a Permitted Transferee, (B) satisfy any requirements for an exemption for the transfer under applicable federal and state securities laws and (C) evidence the transfer. For purposes of this Section 10.1(b), "Permitted Transferee" shall mean, with respect to a Holder, any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the Holder's household (other than a tenant or employee), a trust in which these persons (or the Holder) control the management of assets, and any other entity in which these persons (or the Holder) own more than fifty percent of the voting interests, or any other transferee specifically approved by the Administrator after taking into account any state or federal tax or securities laws applicable to transferable Non-Qualified Stock Options.

10.2. *Amendment, Suspension or Termination of the Plan.* Except as otherwise provided in this Section 10.2, the Plan may be wholly or partially amended or otherwise modified, suspended or terminated at any time or from time to time by the Administrator. However, without approval of the Company's stockholders given within 12 months before or after the action by the Administrator, no action of the Administrator may, except as provided in Section 10.3, increase the limits imposed in Section 2.1 on the maximum number of shares which may be issued under the Plan. No amendment, suspension or termination of the Plan shall, without the consent of the Holder, alter or impair any rights or obligations under any Award theretofore granted or awarded, unless the Award itself otherwise expressly so provides. No Awards may be granted or awarded during any period of suspension or after termination of the Plan, and in no event may any Incentive Stock Option be granted under the Plan after the first to occur of the following events:

(a) The expiration of 10 years from the date the Plan is adopted by the Board; or

(b) The expiration of 10 years from the date the Plan is approved by the Company's stockholders under Section 10.4.

10.3. *Changes in Common Stock or Assets of the Company, Acquisition or Liquidation of the Company and Other Corporate Events.*

(a) In the event that the Administrator determines that any dividend or other distribution (whether in the form of cash, Common Stock, other securities or other property), recapitalization, reclassification, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or exchange of Common Stock or other securities of the Company, issuance of warrants or other rights to purchase Common Stock or other securities of the Company, or other similar corporate transaction or event, in the Administrator's sole discretion, affects the Common

C-15

Stock such that an adjustment is determined by the Administrator to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to an Award, then the Administrator shall, in such manner as it may deem equitable, adjust any or all of:

(i) The number and kind of shares of Common Stock (or other securities or property) with respect to which Awards may be granted or awarded (including, but not limited to, adjustments of the limitations in Section 2.1 on the maximum number and kind of shares which may be issued and adjustments of the Award Limit);

(ii) The number and kind of shares of Common Stock (or other securities or property) subject to outstanding Awards; and

(iii) The grant or exercise price with respect to any Award.

(b) In the event of any transaction or event described in Section 10.3(a) or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company, or the financial statements of the Company or any affiliate, or of changes in applicable laws, regulations or accounting principles, the Administrator, in its sole and absolute discretion, and on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event and either automatically or upon the Holder's request, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any Award under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles:

(i) To provide for either the purchase of any such Award for an amount of cash equal to the amount that could have been attained upon the exercise of such Award or realization of the Holder's rights had such Award been currently exercisable or payable or fully vested or the replacement of such Award with other rights or property selected by the Administrator in its sole discretion;

(ii) To provide that the Award cannot vest, be exercised or become payable after such event;

(iii) To provide that such Award shall be exercisable as to all shares covered thereby, notwithstanding anything to the contrary in Article V or the provisions of such Award;

(iv) To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

(v) To make adjustments in the number and type of shares of Common Stock (or other securities or property) subject to outstanding Awards, and in the number and kind of outstanding Restricted Stock and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding Options and Options which may be granted in the future; and

(vi) To provide that, for a specified period of time prior to such event, the restrictions imposed under an Award Agreement upon some or all shares of Restricted Stock or Deferred Stock may be terminated, and, in the case of Restricted Stock, some or all shares of such Restricted Stock may cease to be subject to repurchase under Section 8.5 or forfeiture under Section 8.4 after such event.

(c) Subject to Sections 3.2 and 3.3, the Administrator may, in its discretion, include such further provisions and limitations in any Award, agreement or certificate, as it may deem equitable and in the best interests of the Company, subject to the following:

(i) No adjustment or action described in this Section 10.3 or in any other provision of the Plan shall be authorized to the extent that such adjustment or action would cause the Plan to violate Section 422(b)(1) of the Code. Furthermore, no such adjustment or action shall be authorized to the extent such adjustment or action would result in short-swing profits liability under Section 16 or violate the exemptive conditions of Rule 16b-3 unless the Administrator determines that the Award is not to comply with such exemptive conditions. The number of shares of Common Stock subject to any Award shall always be rounded to the next whole number.

(ii) Notwithstanding the foregoing, in the event that the Company becomes a party to a transaction that is intended to qualify for "pooling of interests" accounting treatment and, but for one or more of the provisions of this Plan or any Award Agreement would so qualify, then this Plan and any Award Agreement shall be interpreted so as to preserve such accounting treatment, and to the extent that any provision of the Plan or any Award Agreement would disqualify the transaction from pooling of interests accounting treatment (including, if applicable, an entire Award Agreement), then such provision shall be null and void. All determinations to be made in connection with the preceding sentence shall be made by the independent accounting firm whose opinion with respect to "pooling of interests" treatment is required as a condition to the Company's consummation of such transaction.

(iii) The existence of the Plan, the Award Agreement and the Awards granted hereunder shall not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, warrants or rights to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

10.4. *Approval of Plan by Stockholders.* The Plan will be submitted for the approval of the Company's stockholders within 12 months after the date of the Board's initial adoption of the Plan. Awards may be granted or awarded prior to such stockholder approval, provided that such Awards shall not be exercisable nor shall such Awards vest prior to the time when the Plan is approved by the stockholders, and provided further that if such approval has not been obtained at the end of said twelve-month period, all Awards previously granted or awarded under the Plan shall thereupon be canceled and become null and void. In addition, if the Board determines that Awards other than Options which may be granted to Section 162(m) Participants should continue to be eligible to qualify as performance-based compensation under Section 162(m)(4)(C) of the Code, the Performance Criteria must be disclosed to and approved by the Company's stockholders no later than the first stockholder meeting that occurs in the fifth year following the year in which the Company's stockholders previously approved the Performance Criteria.

10.5. *Tax Withholding.* The Company shall be entitled to require payment in cash or deduction from other compensation payable to each Holder of any sums required by federal, state or local tax law to be withheld with respect to the issuance, vesting, exercise or payment of any Award. The Administrator may in its discretion and in satisfaction of the foregoing requirement allow such Holder to elect to have the Company withhold shares of Common Stock otherwise issuable under such Award (or allow the return of shares of Common Stock) having a Fair Market Value equal to the sums required to be withheld. Notwithstanding any other provision of the Plan, the number of shares of Common Stock which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Holder of such Award within six months after such shares of Common Stock were acquired by the Holder from the Company) in order to satisfy the Holder's federal and state income and payroll tax liabilities with respect to the issuance, vesting, exercise or payment of the Award shall not exceed the number of shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the marginal withholding rates for federal and state tax income and payroll tax purposes that are applicable to such supplemental taxable income.

10.6. *Loans.* The Committee may, in its discretion, extend one or more loans to key Employees in connection with the exercise or receipt of an Award granted or awarded under the Plan, or the issuance of Restricted Stock awarded under the Plan. The terms and conditions of any such loan shall be set by the Committee.

10.7. *Forfeiture Provisions.* Pursuant to its general authority to determine the terms and conditions applicable to Awards under the Plan, the Administrator shall have the right to provide, in the terms of Awards made under the Plan, or to require a Holder to agree by separate written instrument, that (a)(i) any proceeds, gains or other economic benefit actually or constructively received by the Holder upon any receipt or exercise of the Award, or upon the receipt or resale of any Common Stock underlying the Award, must be paid to the Company, and (ii) the Award shall terminate and any unexercised portion of the Award (whether or not vested) shall be forfeited, if (b)(i) a Termination of Employment, Termination of Consultancy or Termination of Directorship occurs prior to a specified date, or within a specified time period following receipt or exercise of the Award, or (ii) the Holder at any time, or during a specified time period, engages in any activity in competition with the Company, or which is inimical, contrary or harmful to the interests of the Company, as further defined by the Administrator or (iii) the Holder incurs a Termination of Employment, Termination of Consultancy or Termination of Directorship for cause.

10.8. *Effect of Plan Upon Options and Compensation Plans.* The adoption of the Plan shall not affect any other compensation or incentive plans in effect for the Company or any Subsidiary. Nothing in the Plan shall be construed to limit the right of the Company (a) to establish any other forms of incentives or compensation for Employees, Directors or Consultants of the Company or any Subsidiary, or (b) to grant or assume options or other rights or awards otherwise than under the Plan in connection with any proper corporate purpose including but not by way of limitation, the grant or assumption of options in connection with the acquisition by purchase, lease, merger, consolidation or otherwise, of the business, stock or assets of any corporation, partnership, limited liability company, firm or association.

10.9. *Compliance with Laws.* The Plan, the granting and vesting of Awards under the Plan and the issuance and delivery of shares of Common Stock and the payment of money under the Plan or under Awards granted or awarded hereunder are subject to compliance with all applicable federal and state laws, rules and regulations (including but not limited to state and federal securities law and federal margin requirements) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. Any securities delivered under the Plan shall be subject to such restrictions, and the person acquiring such securities shall, if requested by the Company, provide such assurances and representations to the Company as the Company may deem necessary or desirable to assure compliance with all applicable legal requirements. To the extent permitted by applicable law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such laws, rules and regulations.

10.10. *Titles.* Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of the Plan.

10.11. *Governing Law.* The Plan and any agreements hereunder shall be administered, interpreted and enforced under the internal laws of the State of Delaware without regard to conflicts of laws thereof.

MANOR CARE, INC.
PLEASE MARK VOTE IN OVAL IN THE FOLLOWING MANNER USING DARK INK ONLY. [LOGO]

	FOR ALL	WITHHOLD ALL	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
1. ELECTION OF DIRECTORS: CLASS I Nominees: --------- 01-Stewart Bainum, Jr., 02-William H. Longfield and 03-Paul A. Ormond	[ ]	[ ]	[ ]

                    Nominee Exception

	FOR	AGAINST	ABSTAIN
2. Approval of Amendments to the Amended Stock Option Plan for Key Employees.	[ ]	[ ]	[ ]
3. Approval of Equity Incentive Plan.	[ ]	[ ]	[ ]
4. Ratify selection of Ernst & Young LLP as auditors.	[ ]	[ ]	[ ]

In their discretion, the Proxies are authorized
to vote upon such other business as may properly
come before the meeting.

Dated: , 2001

       Signature

       Signature, if held jointly

       Please sign exactly as name appears hereon.
       When shares are held by joint owners, both
       should sign. When signing as attorney,
       executor, administrator, trustee or guardian,
       please give full title as such. If a
       corporation, please sign in full corporate
       name by President or other authorized
       officer. If a partnership, please sign in
       partnership name by authorized person.
....

                    FOLD AND DETACH HERE

                  YOUR VOTE IS IMPORTANT!

        PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY
                    USING THE ENCLOSED ENVELOPE.

MANOR CARE, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Paul A. Ormond, Geoffrey G. Meyers and R.
Jeffrey Bixler and each of them, as Proxies with full power of substitution, and
hereby authorize(s) them to represent and to vote, as designated herein, all
shares of common stock of Manor Care, Inc. held of record by the undersigned
on March 15, 2001, at the Annual Meeting of Stockholders to be held on May 8,
2001, or at any adjournment thereof.

This proxy when properly executed will be voted in the manner directed by the
undersigned stockholder. If no direction is made, this proxy will be voted FOR
items 1, 2, 3 and 4. Items 1, 2, 3 and 4 have been proposed by the registrant.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ITEMS 1, 2, 3 AND 4.

PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY
USING THE ENCLOSED ENVELOPE.

(Continued and to be signed on reverse side.)
....
FOLD AND DETACH HERE

```
                          MANOR CARE, INC.
       PLEASE MARK VOTE IN OVAL IN THE FOLLOWING MANNER USING DARK INK ONLY. LOGO

                                                    FOR ALL
                                         FOR    WITHHOLD  EXCEPT NOMINEE(S)
                                         ALL      ALL     WRITTEN BELOW
1. ELECTION OF DIRECTORS: CLASS I        [ ]      [ ]         [ ]
Nominees:
--------
01-Stewart Bainum, Jr., 02-William H. Longfield
and 03-Paul A. Ormond


------------------------------------------------
             Nominee Exception
                                         FOR    AGAINST   ABSTAIN
                                         [ ]      [ ]       [ ]
2. Approval of Amendments to the Amended Stock
   Option Plan for Key Employees.

                                         FOR    AGAINST   ABSTAIN
3. Approval of Equity Incentive Plan.    [ ]      [ ]       [ ]

4. Ratify selection of Ernst & Young LLP as auditors.  FOR    AGAINST   ABSTAIN
                                                       [ ]      [ ]       [ ]

In their discretion, the Proxies are authorized to
vote upon such other business as may properly come
before the meeting.

                                  PLEASE SIGN EXACTLY AS NAME
                                  APPEARS HEREON.


                                  Dated: _____ , 2001
                                         ----------------------


                                  ----------------------------------
                                  Signature

..............................................................................
                       FOLD AND DETACH HERE

                     YOUR VOTE IS IMPORTANT!

       PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY
                  USING THE ENCLOSED ENVELOPE.
```

MANOR CARE, INC.

HCR STOCK PURCHASE AND RETIREMENT SAVINGS PLAN

The undersigned hereby authorizes and instructs National City Bank, Cleveland,
Trustee under the HCR Stock Purchase and Retirement Savings Plan, to vote in
person or by proxy the full common shares of Manor Care, Inc. credited to my
account under the Manor Care, Inc. Stock Fund as of March 16, 2001, if any, at
the Annual Meeting of Stockholders to be held on May 8, 2001, or at any
adjournment thereof.

When properly executed, this proxy will be voted in the manner directed on the
reverse side of this card by the undersigned stockholder. If no direction is
made, this proxy will be voted by the Trustee in accordance with the
instructions received with respect to a majority of shares in the Manor Care,
Inc. Stock Fund.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ITEMS 1, 2, 3 AND 4.
ITEMS 1, 2, 3 AND 4 HAVE BEEN PROPOSED BY THE REGISTRANT.

PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY
USING THE ENCLOSED ENVELOPE.

(Continued and to be signed on reverse side.)
....
FOLD AND DETACH HERE